Exhibit 99.2

Consolidated Financial Statements

BRP Inc.

For the years ended January 31, 2021 and 2020

Deloitte LLP
La Tour Deloitte 1190 Avenue des Canadiens-de-
Montreal
Suite 500
Montreal QC H3B 0M7
Canada
Tél.: 514-393-7115
Téléc.: 514-390-4100 www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of BRP Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of BRP Inc. and subsidiaries (the “Company”) as at January 31, 2021 and 2020, the related consolidated statements of net income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended January 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2021 and 2020, and its financial performance and its cash flows for each of the two years in the period ended January 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of January 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 24, 2021, expressed an adverse opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue — Refer to Note 2 and 22 to the Financial Statements

Critical Audit Matter Description

The Company’s revenue consists of transactions sourced from multiple order entry systems and databases. The Company’s information technology (IT) environment is complex and includes multiple IT systems that are used to process revenue-related data and the Company relies on the output of these systems to process and record its revenue transactions.

Given the Company’s systems to process and record revenue are highly automated, there are potential risks arising from the capture, processing and transfer of data accurately and completely between the various IT systems. There was an impact due to the material weakness identified by management as described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section and as such, auditing revenue resulted in an increased extent of audit effort and the nature of audit procedures are designed to include information outside of the IT systems.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to the Company’s IT systems, software applications and automated controls used to process revenue transactions included the following, among others:

•	With the assistance of IT specialists,
○	Assessed the general computer and automated controls for relevant IT systems used to process revenue transactions;

○	Assessed the interface outputs between relevant IT systems to determine that information transferred is accurate and complete; and

○	Evaluated the service auditor reports on which the Company relies.

•	Selected a sample of revenue transactions and performed the following:
○	Compared revenue from the IT system to the customer confirmation and cash receipts;

○	Matched revenues from the IT system to the approved pricing outside of the IT system;

○	Compared revenue selections to the third-party bill of lading; and

○	Evaluated the reasonableness of manual journal entries posted to revenues in the general ledger.

Intangibles — Goodwill and Indefinite Useful Life Intangible Assets — Marine Segment — Refer to Notes 2 and 9 to the Financial Statements

Critical Audit Matter Description

The Company tests goodwill and indefinite life intangible assets for the cash generating units (‘CGUs’) within the Marine segment for impairment as at January 31 or more frequently if events or circumstances indicate that it might be impaired and involves the comparison of the estimated recoverable amount of each identified CGU to its carrying value. The recoverable amount is determined using a discounted future net cash flows approach under a fair value less costs to sell approach. At April 30, 2020, the carrying amounts of Alumacraft Boat Co., Triton Industries, Inc. and of Telwater Pty Ltd CGUs within the Marine segment, exceeded their recoverable amounts, which resulted in an impairment charge to goodwill and indefinite life intangible assets. At January 31, 2021, the recoverable amounts of the CGUs within the Marine segment exceeding their carrying amounts and no other impairments to goodwill and indefinite life of intangible assets were recognized.

While there are several assumptions that management is required to make to determine the recoverable amounts of goodwill and indefinite life intangible assets for the CGUs within the Marine segment the assumptions with the highest degree of subjectivity and impact on the recoverable amounts are cash flow projections, discount rates and market-based comparable transaction multiples. Changes in these assumptions could have a significant impact on the recoverable amounts of goodwill and indefinite life intangible assets for the CGUs within the Marine segment, resulting in an impairment charge as required. Auditing these assumptions required a high degree of auditor judgment and resulted in an increased extent of audit effort including the involvement of fair value specialists.

How the Critical Audit Matter was addressed in the Audit

Our audit procedures related to the cash flow projections, discount rates and market-based comparable transaction multiples used by management to determine the recoverable amounts for goodwill and indefinite life intangible assets for the CGUs within the Marine segment included the following, among others:

•

Evaluated the effectiveness of controls over the determination of the cash flow projections and the selection of appropriate discount rates and market-based comparable transaction multiples used in the recoverable amounts calculation for goodwill and indefinite life intangible assets.

•	Evaluated the reasonableness of the cash flow projections in the valuation models by comparing the projections to:

○	Analyst and industry reports for the Company and certain of its peer companies, and other relevant publicly available information;

○	Known changes in the Marine Group’s operations or the industry in which they operate, which are expected to impact the cash flow projections; and

○	Internal communications to management and the Board of Directors.

•	With the assistance of fair value specialists, evaluated the reasonableness of the (1) discount rates and (2) market-based comparable transaction multiples by:

○	Testing the source information underlying the determination of these assumptions;

○	Examining relevant internal and external information, including analyst and industry reports, to assess the reasonability of the selected values for these assumptions; and

○	Developing a range of independent estimates and comparing those values to the ones determined and used by management in their modelling.

•	With the assistance of fair value specialists,

○	Evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rates and developing a range of independent estimates and comparing those to the discount rates selected by management; and

○

Evaluated the reasonableness of the market-based comparable transaction multiples by examining relevant internal and external information, including analyst and industry reports, to assess the reasonability of the selected values for these assumptions and developing a range of independent estimates and comparing those to the market-based comparable transaction multiples selected by management.

/s/ Deloitte LLP

Chartered Professional Accountants

Montréal, Canada

March 24, 2021

We have served as the Company’s auditor since 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of BRP Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of BRP Inc. and subsidiaries (the “Company”) as of January 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of January 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended January 31, 2021, of the Company and our report dated March 24, 2021, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment:

A material weakness was identified over the design and maintenance of effective programs over certain information technology general controls (ITGCs) in the areas of access security, system change management and job processing for certain information technology (IT) systems that support the Company’s financial reporting processes. The control deficiencies, either individually or in the aggregate, constitute a material weakness relating to: (i) selecting and developing general control activities over technology to support the achievement of objectives, (ii) deploying control activities through policies that establish what is expected and procedures that put policies into action and (iii) obtaining or generating and using relevant, quality information to support the functioning of internal control. As a result of these deficiencies, the related process-level manual and automated application controls that rely on information generated from the affected information technology systems were also deemed ineffective because they could have been adversely impacted. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended January 31, 2021 of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants

Montréal, Canada

March 24, 2021

BRP Inc.

CONSOLIDATED STATEMENTS OF NET INCOME

[in millions of Canadian dollars, except per share data]

		Years ended
	Notes	January 31, 2021	January 31, 2020

Revenues	22	$5,952.9	$6,052.7
Cost of sales	23	4,480.6	4,598.7
Gross profit		1,472.3	1,454.0

Operating expenses
Selling and marketing		332.5	382.5
Research and development		242.3	238.4
General and administrative		230.5	256.9
Other operating expenses (income)	27	24.3	(28.1)
Impairment charge	25	177.1	—
Total operating expenses		1,006.7	849.7
Operating income		465.6	604.3

Financing costs	28	120.0	90.9
Financing income	28	(19.8)	(2.2)
Foreign exchange (gain) loss on long-term debt		(118.9)	9.9
Income before income taxes		484.3	505.7
Income tax expense	29	121.4	135.1

Net income		$362.9	$370.6

Attributable to shareholders		$363.4	$371.4

Attributable to non-controlling interest		$(0.5)	$(0.8)

Basic earnings per share	21	$4.15	$4.00

Diluted earnings per share	21	$4.10	$3.96

The accompanying notes are an integral part of these consolidated financial statements.

BRP Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[in millions of Canadian dollars]

		Years ended
	Notes	January 31, 2021	January 31, 2020
Net income		$362.9	$370.6

Other comprehensive income (loss)

Items that will be reclassified subsequently to net income
Net changes in fair value of derivatives designated as cash flow hedges		7.3	6.6
Net changes in unrealized gain (loss) on translation of foreign operations		30.8	(12.3)
Income tax expense		(2.3)	(1.5)
		35.8	(7.2)

Items that will not be reclassified subsequently to net income
Actuarial gains (losses) on defined benefit pension plans	17	8.2	(70.9)
Gain on fair value of restricted investments		0.1	1.0
Income tax (expense) recovery		(2.2)	18.2
		6.1	(51.7)
Total other comprehensive income (loss)		41.9	(58.9)
Total comprehensive income		$404.8	$311.7

Attributable to shareholders		$405.1	$312.7

Attributable to non-controlling interest		$(0.3)	$(1.0)

The accompanying notes are an integral part of these consolidated financial statements.

BRP Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

[in millions of Canadian dollars]

As at

	Notes	January 31, 2021	January 31, 2020

Cash and cash equivalents		$1,325.7	$42.5
Trade and other receivables	5	311.5	399.1
Income taxes and investment tax credits receivable		28.4	18.4
Other financial assets	6	76.5	19.1
Inventories	7	1,087.3	1,166.3
Other current assets		32.9	26.8
Total current assets		2,862.3	1,672.2

Investment tax credits receivable		18.8	12.1
Other financial assets	6	31.6	20.2
Property, plant and equipment	8	1,064.3	1,027.4
Intangible assets	9	465.1	610.1
Right-of-use assets	11	214.2	214.7
Deferred income taxes	29	227.1	206.6
Other non-current assets		2.5	3.8
Total non-current assets		2,023.6	2,094.9

Total assets		$4,885.9	$3,767.1

Trade payables and accruals	13	$1,296.5	$1,085.8
Provisions	14	353.2	426.7
Other financial liabilities	15	348.6	182.9
Income tax payable		63.0	67.4
Deferred revenues		72.4	71.8
Current portion of long-term debt	16	25.3	17.9
Current portion of lease liabilities	11	33.5	31.6
Total current liabilities		2,192.5	1,884.1

Long-term debt	16	2,384.4	1,627.5
Lease liabilities	11	206.3	209.3
Provisions	14	75.2	112.8
Other financial liabilities	15	34.4	47.0
Deferred revenues		132.7	140.3
Employee future benefit liabilities	17	297.8	301.2
Deferred income taxes	29	16.4	14.3
Other non-current liabilities		21.1	20.3
Total non-current liabilities		3,168.3	2,472.7

Total liabilities		5,360.8	4,356.8

Deficit		(474.9)	(589.7)

Total liabilities and deficit		$4,885.9	$3,767.1

The accompanying notes are an integral part of these consolidated financial statements.

BRP Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[in millions of Canadian dollars]

For the year ended January 31, 2021

	Attributed to shareholders
	Capital Stock (Note 18)	Contributed surplus	Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total deficit
Balance as at January 31, 2020	$190.6	$(32.6)	$(757.0)	$4.9	$0.3	$(593.8)	$4.1	$(589.7)
Net income (loss)	—	—	363.4	—	—	363.4	(0.5)	362.9
Other comprehensive income	—	—	6.1	30.6	5.0	41.7	0.2	41.9
Total comprehensive income (loss)	—	—	369.5	30.6	5.0	405.1	(0.3)	404.8
Dividends (Note 18)	—	—	(9.6)	—	—	(9.6)	—	(9.6)
Issuance of subordinate shares	31.3	(8.8)	—	—	—	22.5	—	22.5
Repurchase of subordinate shares (Note 18)	(11.5)	(129.7)	(178.8)	—	—	(320.0)	—	(320.0)
Stock-based compensation	—	17.1 [a]	—	—	—	17.1	—	17.1

Balance as at January 31, 2021	$210.4	$(154.0)	$(575.9)	$35.5	$5.3	$(478.7)	$3.8	$(474.9)

[a] Includes $2.9 million of income tax recovery.

For the year ended January 31, 2020

	Attributed to shareholders
	Capital Stock (Note 18)	Contributed surplus	Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total deficit
Balance as at January 31, 2019, as previously reported	$217.8	$38.3	$(596.3)	$17.0	$(4.8)	$(328.0)	$5.2	$(322.8)
Adjustment for IFRS 16 (net of tax)	—	—	(16.7)	—	—	(16.7)	(0.1)	(16.8)
Balance as at February 1, 2019	$217.8	$38.3	$(613.0)	$17.0	$(4.8)	$(344.7)	$5.1	$(339.6)
Net income (loss)	—	—	371.4	—	—	371.4	(0.8)	370.6
Other comprehensive income (loss)	—	—	(51.7)	(12.1)	5.1	(58.7)	(0.2)	(58.9)
Total comprehensive income (loss)	—	—	319.7	(12.1)	5.1	312.7	(1.0)	311.7
Dividends (Note 18)	—	—	(37.2)	—	—	(37.2)	—	(37.2)
Issuance of subordinate shares	17.2	(5.2)	—	—	—	12.0	—	12.0
Repurchase of subordinate shares (Note 18)	(44.4)	(70.3)	(408.1)	—	—	(522.8)	—	(522.8)
Stock-based compensation	—	14.2 [a]	—	—	—	14.2	—	14.2
Repurchase of stock options (Note 19)	—	(9.6)	(18.4)	—	—	(28.0)	—	(28.0)
Non-controlling interest arising on business combination (Note 10)	—	—	—	—	—	—	19.4	19.4
Obligation to repurchase a non-controlling interest (Note 10)	—	—	—	—	—	—	(19.4)	(19.4)

Balance as at January 31, 2020	$190.6	$(32.6)	$(757.0)	$4.9	$0.3	$(593.8)	$4.1	$(589.7)

[a] Includes $1.2 million of income tax recovery.

The accompanying notes are an integral part of these consolidated financial statements.

BRP Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[in millions of Canadian dollars]

		Years ended
	Notes	January 31, 2021	January 31, 2020

OPERATING ACTIVITIES
Net income		$362.9	$370.6
Non-cash and non-operating items:
Depreciation expense		260.8	234.1
Income tax expense	29	121.4	135.1
Foreign exchange (gain) loss on long-term debt		(118.9)	9.9
Interest expense and transaction costs	28	110.6	78.5
Net (gain) loss on disposal of property, plant and equipment	27	(12.6)	1.2
Impairment charge	25	177.1	—
Other		(0.9)	8.4
Cash flows generated from operations before changes in working capital		900.4	837.8
Changes in working capital:
(Increase) decrease in trade and other receivables		90.3	(17.1)
(Increase) decrease in inventories		101.2	(225.6)
Increase in other assets		(77.5)	(18.7)
Increase in trade payables and accruals		199.0	84.5
Increase in other financial liabilities		15.8	2.3
Increase (decrease) in provisions		(110.5)	16.1
Increase (decrease) in other liabilities		(14.1)	10.8
Cash flows generated from operations		1,104.6	690.1
Income taxes paid, net of refunds		(150.4)	(134.6)
Net cash flows generated from operating activities		954.2	555.5

INVESTING ACTIVITIES
Additions to property, plant and equipment	8	(253.3)	(280.7)
Additions to intangible assets	9	(26.6)	(50.0)
Proceeds on disposal of property, plant and equipment		19.3	0.2
Business combinations, net of acquired cash	10	—	(113.2)
Other		0.3	0.4
Net cash flows used in investing activities		(260.3)	(443.3)

FINANCING ACTIVITIES
Issuance of long-term debt	16	964.3	457.3
Long-term debt amendment fees	16	(42.2)	(6.5)
Repayment of long-term debt	16	(52.8)	(19.0)
Repayment of lease liabilities	11	(33.8)	(30.5)
Interest paid		(92.1)	(75.5)
Issuance of subordinate voting shares		22.5	12.0
Repurchase of subordinate voting shares	18	(172.1)	(447.5)
Repurchase of stock options	19	—	(28.0)
Dividends paid	18	(9.6)	(37.2)
Other		(0.4)	(2.8)
Net cash flows generated from (used in) financing activities		583.8	(177.7)
Effect of exchange rate changes on cash and cash equivalents		5.5	8.0
Net increase (decrease) in cash and cash equivalents		1,283.2	(57.5)
Cash and cash equivalents at the beginning of year		42.5	100.0
Cash and cash equivalents at the end of year		$1,325.7	$42.5

The accompanying notes are an integral part of these consolidated financial statements.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1.	NATURE OF OPERATIONS

BRP Inc. (“BRP”) is incorporated under the laws of Canada. BRP’s multiple voting shares are owned by Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Luxembourg Investments S.à r.l. (“Bain Capital”) and La Caisse de dépôt et placement du Québec (“CDPQ”), (collectively, the “Principal Shareholders”) whereas BRP’s subordinate voting shares are listed in Canada on the Toronto Stock Exchange under the symbol DOO and in the United States on the Nasdaq Global Select Market under the symbol DOOO.

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports vehicles and marine products. The Company’s Powersports segment comprises “Year-Round Products” which consists of all-terrain vehicles, side-by-side vehicles and three-wheeled vehicles; “Seasonal Products” which consists of snowmobiles and personal watercraft; and “Powersports PA&A and OEM Engines” which consists of parts, accessories and apparel (“PA&A”), engines for karts, motorcycles and recreational aircraft and other services. Additionally, the Company’s “Marine” segment consists of boats, jet boat and outboard engines and related PA&A and other services. During the year ended January 31, 2021, the Company announced the realignment of its marine business and the wind-down of its Evinrude E-TEC outboard engines production (see Note 26).

The Company’s products are sold mainly through a network of independent dealers, independent distributors and to original equipment manufacturers (the “Customers”). The Company distributes its products worldwide and manufactures them in Mexico, Canada, Austria, the United States, Finland and Australia.

The Company’s headquarters is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

These consolidated financial statements for the years ended January 31, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements have been prepared on a historical cost basis except for certain transactions that are measured using a different basis as explained below in this significant accounting policies section.

On March 24, 2021, the Board of Directors of the Company approved these consolidated financial statements for the years ended January 31, 2021 and 2020.

b)	Basis of consolidation

These consolidated financial statements include the financial statements of BRP and its subsidiaries. BRP controls all of its subsidiaries that are wholly owned through voting equity interests, except for Regionales Innovations Centrum GmbH in Austria for which a non-controlling interest of 25% is recorded upon consolidation, BRP Commerce & Trade Co. Ltd in China for which a non-controlling interest of 20% is recorded upon consolidation and Telwater Pty Ltd in Australia for which there is a non-controlling interest of 20%. BRP is also part of a joint venture located in Austria.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

b)	Basis of consolidation [continued]

The most significant subsidiaries of BRP included in these consolidated financial statements are as follows:

●	Bombardier Recreational Products Inc., located in Canada;

●	BRP US Inc., located in the United States;

●	BRP-Rotax GmbH & Co. KG, located in Austria;

●	BRP European Distribution SA, located in Switzerland, and

●	BRP Finland Oy, located in Finland.

All inter-company transactions and balances have been eliminated upon consolidation.

c)	Foreign currencies

The consolidated financial statements of the Company are presented in Canadian dollars, the currency of the primary economic environment (“functional currency”) in which it operates. The functional currency of foreign operations is their local currency, corresponding to the currency in which the majority of their third-party transactions are denominated.

Transactions in foreign currency

For the purpose of preparing consolidated financial statements, the Company applies the following procedures on transactions and balances in currencies other than their functional currency. Monetary items are translated using exchange rates in effect at the consolidated statement of financial position date and non-monetary items are translated using exchange rates prevailing at the transaction date. Revenues and expenses (other than depreciation, which is translated at the same exchange rates as the related assets) are translated using exchange rates in effect on the transaction dates or at the average exchange rates of the period. Translation gains or losses are recorded in the consolidated statement of net income.

Consolidation of foreign operations

All assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates in effect at the consolidated statement of financial position date. Revenues and expenses are translated at the average exchange rates for the period. The Company’s gains and losses on translation of foreign operations are recognized in other comprehensive income and accumulated in equity until the Company no longer controls the foreign operation. At that time, gains or losses on translation accumulated in equity are entirely reclassified to net income.

d)	Inventory valuation

Materials and work in progress, finished products and parts, accessories and apparel are valued at the lower of weighted average cost or net realizable value. The cost of work in progress and finished products manufactured by the Company includes the cost of materials, direct labour and directly attributable manufacturing overhead. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to complete the sale.

Inventories are written down to net realizable value when the cost of inventories is determined to be not fully recoverable. When the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

e)	Property, plant and equipment

Property, plant and equipment includes land, building, equipment and tooling held for use in the development, production and distribution activities or for administrative purposes. They are stated at cost less accumulated depreciation and accumulated impairment charges.

The cost of an item of property, plant and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating, which also includes the borrowing costs incurred during the construction.

Property, plant and equipment is depreciated, with the exception of land, using the straight-line method over their estimated useful lives. If an item of property, plant and equipment is composed of significant components having different estimated useful lives, depreciation is calculated on a component basis using the straight-line method over their respective useful lives. The Company’s estimated useful lives per category are the following:

Tooling	3 to 7 years
Equipment	3 to 20 years
Building	10 to 60 years

Depreciation of assets under development begins when they are ready for their intended use.

The estimated useful lives, residual values and depreciation methods are reviewed at each year-end, with the effect of any changes in estimates accounted for on a prospective basis.

Fully depreciated building, equipment and tooling are retained in the cost and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, cost and related accumulated depreciation amounts are removed from the consolidated statement of financial position, and the net amounts, less proceeds from disposal, is recorded in the consolidated statement of net income.

At the end of each reporting period, the Company reviews the carrying amounts of its property, plant and equipment in order to determine if there is any indication that those assets may be impaired. If any such indication exists, an impairment test is performed as described below in paragraph h).

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

f)	Intangible assets

Goodwill represents the excess of the purchase price of businesses acquired over the fair value of the net assets acquired. Goodwill is systematically tested for impairment as at January 31 or more frequently if events or circumstances indicate that it might be impaired. Goodwill is tested for impairment at the cash generating unit (“CGU”) level representing the lowest level at which management monitors it.

Trademarks are carried at cost and are not depreciated due to their indefinite expected useful lives for the Company. The assessment of indefinite expected useful lives is reviewed at each year-end. Trademarks are systematically tested for impairment as at January 31 or more frequently if events or circumstances indicate that they might be impaired. Trademarks are tested for impairment with the CGU to which they relate.

Software and licences, patents, dealer networks and customer relationships are carried at cost and are depreciated on a straight-line basis over their estimated useful lives, which are as follows:

Software and licences	3 to 5 years
Patents	10 years
Dealer networks	5 to 20 years
Customer relationships	10 to 15 years

At the end of each reporting period, the Company reviews the carrying amounts of its software and licences, dealer networks and customer relationships in order to determine if there is any indication that those assets may be impaired. If any such indication exists, an impairment test is performed as described below in paragraph h).

Expenditures related to research and development activities are recognized as expense in the period in which they are incurred, except for development activities if specific criteria for capitalization as intangible assets are met.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

g)	Leases

At inception, the Company assesses whether the contract is or contains a lease. Leases are recognized as right-of-use assets and lease liabilities at the lease commencement date. Payments associated with short-term leases and leases of low-value assets are recognized as an expense.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the Company’s incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. Lease liabilities include the net present value of the following lease payments (when applicable):

●	Fixed payments (including in-substance fixed payments), less any lease incentives;
●	Variable lease payments that are based on an index or a rate;
●	Amounts expected to be payable under residual value guarantees;
●	Exercise price of purchase options if the Company is reasonably certain to exercise that option; and
●	Penalties for early termination of a lease, except if the Company is reasonably certain not to terminate early.

The lease liability is subsequently measured at amortized cost using the effective interest rate method. The lease liability is remeasured, and a corresponding adjustment is made to the carrying amount of the right-of-use assets, when there is a change in future lease payments arising from a change in an index or rate, from a change in the estimation of a residual value guarantee or from a change in the assumption of purchase, extension or termination option. The lease liability is also remeasured when the underlying lease contract is amended.

The Company accounts for each lease component and any associated non-lease components as a single lease component.

The right-of-use asset is initially measured at cost, which includes the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs, less any incentives received. The right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. The depreciation starts at the commencement date of the lease. In addition, the right-of-use asset is reduced by impairment losses resulting from impairment tests as described below in paragraph h), if any, and adjusted for certain remeasurements of the lease liability.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

h)	Impairment of property, plant and equipment, intangible assets and right-of-use assets

An asset is impaired when its carrying amount is above its recoverable amount. The recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In that case, the asset is assessed for impairment within a CGU, representing the lowest level of assets for which there are separately identifiable cash inflows. The recoverable amount of an asset or a CGU is the higher of its fair value less costs to sell and its value in use. Value in use is determined using a discounted future net cash flows approach. Fair value less costs to sell reflects the amount the Company could obtain from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. If there is no active market for the asset, the fair value is assessed by using appropriate valuations models dependent on the nature of the asset or CGU, such as discounted cash flow models. The impairment charge recorded in the consolidated statement of net income is the difference between the carrying amount and the recoverable amount.

At the end of each reporting period, the Company reviews the carrying amount of assets (excluding goodwill) or CGU impaired in previous periods in order to determine if there is any indication that its recoverable amount has increased. If any such indication exists, an impairment test is performed and the impairment recovery is recorded in the consolidated statement of net income up to the carrying amount that would have existed had the impairment charge never been recorded in prior years.

i)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset for one party and a financial liability or equity for another party. Financial instruments are initially recorded at fair value when the Company becomes a party to the transaction and are subsequently revalued at fair value or amortized cost at the end of each reporting period depending on their classification.

When the Company acquires or issues a financial instrument that is not recorded at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issuance are incorporated in the carrying amount and amortized in the consolidated statement of net income using the effective interest rate method. When the Company acquires or issues a financial instrument measured at fair value through profit or loss, all transaction costs are expensed as incurred.

A modification of financial liabilities that includes a prepayment option at par with no break costs is equivalent to an extinguishment. When a modification is accounted for as an extinguishment, the original financial instrument is derecognized, including any unamortized transaction costs and any costs or fees incurred related to the modification, and the new instrument arising from the modification is recognized at fair value.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

i)	Financial instruments [continued]

Financial assets and financial liabilities other than derivatives

At the end of each reporting period, financial assets and financial liabilities that are not derivatives are measured at fair value or amortized cost using the effective interest method depending on the following classification:

●	Restricted investments are measured at fair value through other comprehensive income at the end of each reporting period.
●	Cash and cash equivalents and trade and other receivables are measured at amortized cost at the end of each reporting period.
●	Non-controlling interest liability is measured at fair value through net income at the end of each reporting period.
●	Revolving credit facilities, trade payables and accruals, other financial liabilities, long-term debt and lease liabilities are measured at amortized cost at the end of each reporting period.

Derivative financial instruments

Derivative financial instruments are financial assets or financial liabilities recorded at fair value through profit or loss. They are measured at fair value at the end of each reporting period including those derivatives that are embedded in financial and non-financial contracts that are not closely related to the host contract.

In the consolidated statement of net income, changes in fair value of derivatives used to manage foreign exchange exposure on working capital elements are recorded in other operating expenses (income).

Derivative financial instruments under cash flow hedge accounting

The Company applies cash flow hedge accounting when forecasted cash flows are highly probable to occur and all other cash flow hedge criteria are met. The effective portion of the change of fair value of derivative financial instruments designated as hedging items under the cash flow hedge model is recorded in other comprehensive income and accumulated in equity until the hedged transaction is recognized in the consolidated statement of net income. The ineffective portion is recognized in the consolidated statement of net income at each period end. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the cash flows of the respective hedged items during the period for which the hedge is designated.

If a derivative financial instrument accounted for using the cash flow hedge model has been settled prior to maturity or the hedge relationship is no longer meeting cash flow hedge criteria, accumulated gains or losses associated with the derivative financial instrument remain in equity as long as the underlying hedged transaction is expected to occur and are recognized in the consolidated statement of net income in the period in which the underlying hedged transaction is recognized in the consolidated statement of net income. In the event that the underlying hedged transaction is settled prior to maturity or is not expected to occur anymore, gains or losses accumulated in equity at this date are immediately reclassified in the consolidated statement of net income. Gains or losses related to derivative financial instruments accounted for using the cash flow hedge model are recorded in the same category as the hedged item in the consolidated statement of net income.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

j)	Derecognition of receivables

Receivables are derecognized from the consolidated statement of financial position only when the Company’s contractual rights to the cash flows expire or when the Company has transferred to a third party substantially all the risks and rewards on receivables sold.

k)	Dealer holdback programs

The Company provides dealer incentive programs whereby at the time of shipment, the Company invoices an amount to the dealer that is reimbursable upon ultimate sale and warranty registration of the product. The Company presents the amounts due to dealers in other current financial liabilities in the consolidated statement of financial position.

l)	Provisions

Provisions represent liabilities for which the amount or timing of payment is uncertain. Provisions are recorded in the consolidated statement of financial position when the Company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation. Additionally, provisions are recorded for contracts under which the unavoidable costs of meeting the obligations exceed the economic benefits expected to be received.

Provisions are measured at each period end at the best estimate of the expenditure required to settle the obligation. To account for the effect of the time value of money, provisions are measured at the present value of the outflows required to settle the obligation using a risk free rate adjusted to the specific risk of the obligation. They are re-measured at each consolidated statement of financial position date using interest rates prevailing at this date and an interest expense is recorded to reflect the passage of time.

The main provisions of the Company are described in more detail below:

Products related provisions

When the products are sold, the Company records a provision related to limited product warranties covering periods from six months to five years.

The Company records a provision for product liability claims or possible claims incurred but not reported at the end of each reporting period.

The Company provides for estimated sales promotions at time of revenue recognition. Examples of these costs include product rebates given to clients, volume discounts and retail financing programs. In the consolidated statement of net income, cash sales promotions are recorded as a reduction of revenues whereas non-cash sales promotions, such as delivery of free products, are included in cost of sales.

Restructuring provision

The Company provides for estimated direct restructuring costs to be incurred in a restructuring plan in the period the Company has a detailed formal plan describing the restructuring activity and has communicated the main features of the plan to those affected by it.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

m)	Employee benefits

Current benefits

The Company records an expense in the consolidated statement of net income for wages, salaries, bonuses, share based compensations and social security contributions of employees in the period the services are rendered. Current benefit associated with manufacturing employees is included in the cost of inventory produced as described above in paragraph d).

Future benefits

The Company sponsors several Canadian and foreign funded and unfunded defined benefit and defined contribution pension plans covering most of its employees. The Company also provides other post-retirement benefit plans to certain employees.

Defined benefit plans and other post-retirement benefit plans

Annual costs of defined benefit pension plans and other post-retirement benefit plans, which include current service costs, net interest costs and past service costs, is actuarially determined using the projected unit credit method based on management’s best estimate of discount rates, salary escalation, retirement ages of employees, life expectancy, inflation and health care costs.

Current service costs are recorded in the consolidated statement of net income when employees are rendering the services to the Company. For manufacturing employees, current service costs are included in the cost of inventory produced as described above in paragraph d).

Net interest costs are recorded in the consolidated statement of net income at each period following the passage of time.

Past service costs (gains) arising from the change in the present value of the defined benefit obligation resulting from a plan amendment or a curtailment are recorded in the consolidated statement of net income when the plan amendment or the curtailment occurs. A curtailment arises from a transaction that significantly reduces the number of employees covered by a plan.

In the consolidated statement of net income, costs related to defined benefit pension plans and other post-retirement benefit plans are classified separately depending on their nature. Current service costs and past service costs (gains) are presented within operating income whereas the net interest expense on the employee future benefit liability is presented in financing costs.

The liability recognized in the consolidated statement of financial position is the present value of the plan obligations less the fair value of the plan assets at that date. Plan obligations are determined based on expected future benefit payments discounted using market interest rates prevailing as at January 31 and plan assets are stated at their fair value at that date. Actuarial gains and losses that arise in calculating the present value of plan obligations and the fair value of plan assets are recorded in other comprehensive income and accumulated directly in retained earnings (losses).

Defined contribution plans

Defined contribution plan expenses are recorded in the consolidated statement of net income when employees are rendering the services to the Company. Expenses associated with manufacturing employees are included in the cost of inventory produced as described above in paragraph d). Defined contribution plan expenses are entirely presented within operating income.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

n)	Revenue recognition

The Company’s revenues are derived primarily from the sale of products and related parts and accessories. Each sale is considered as a single performance obligation and revenues are recognized when products are shipped, which correspond to the point in time when the Customers have obtained control of the asset and the Company has satisfied its performance obligation. Revenues are measured at an amount equal to the consideration to which the Company expects to be entitled, which takes into account sales promotions and expected returns to occur after the shipment date. When, in addition to the regular warranty coverage, an extended warranty coverage is given with the purchase of the product, a portion of the revenue representing the value of the extended warranty is deferred. The value deferred is based on the stand-alone selling price of both the unit sold and the extended warranty given. The deferred revenue is then recognized over the extended warranty coverage period.

o)	Government assistance

Government assistance, including research and development tax credits, is recorded when the Company is complying with the assistance program requirements and the recovery is reasonably assured. Government assistance received but contingently repayable is recorded in the consolidated statement of net income as long as it is probable that the conditions for repayment will not be met. Government assistance granted to compensate expenses are presented in the consolidated statement of net income as a reduction of the expense they relate to, whereas assistance granted for the acquisition of property, plant and equipment is deducted from the cost of the related asset.

p)	Stock-based compensation

The Company grants stock options to officers and employees that are settled by the issuance of common shares. The Company establishes compensation expense for those grants based on the fair value of each tranche of option at the grant date. The compensation expense is recognized in the consolidated statement of net income over the vesting period of each tranche based on the number of options that are ultimately expected to vest. The Company estimates stock option forfeitures at time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. The corresponding amount is recorded in contributed surplus within equity.

q)	Income taxes

The Company’s income tax expense represents the sum of the taxes currently payable based on taxable income of the year and deferred taxes. Deferred income tax assets and liabilities are determined based on the differences between the carrying amounts and tax bases of assets and liabilities using enacted or substantively enacted tax rates and laws expected to be in effect when the differences reverse. Current and deferred income taxes are recognized in the consolidated statement of net income except to the extent it relates to items recognized in other comprehensive income or directly in equity, in which case the related tax is recognized in other comprehensive income or in equity.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

r)	Earnings per share

Basic earnings per share is calculated by dividing the net income attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares from stock option plans. For the stock options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding stock options.

s)	Business combinations

Business combinations are recorded by using the acquisition method. Under this method, the purchase consideration is allocated to identifiable assets acquired, liabilities assumed and contingent liabilities (“Net assets”) based on the fair value at the acquisition date, with the excess of the purchase consideration amount allocated to goodwill. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of the acquired businesses are included in the consolidated financial statements from the date of the acquisition. Acquisition costs are expensed as incurred.

Intangible assets and goodwill arising from business combinations are accounted for by applying the acquisition method of accounting to these transactions. In measuring the fair value of the assets acquired and the liabilities assumed and estimating their useful lives, the Company uses significant estimates and assumptions regarding cash flow projections, economic risk, and weighted average cost of capital. These estimates and assumptions determine the amount allocated to intangible assets and goodwill, as well as the amortization period for intangible assets with finite lives.

t)	Segmented information

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other components of the entity). The related operations can be clearly distinguished and the revenues and gross profit are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

The Company has two operating and reportable segments: Powersports and Marine. The Powersports segment includes Year-Round Products, Seasonal Products and Powersports PA&A and OEM Engines. The Marine segment includes outboard and jet boat engines, boats and related PA&A and other services.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3.	SIGNIFICANT ESTIMATES AND JUDGMENTS

The preparation of these consolidated financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made.

a)	Significant estimates in applying the Company’s accounting policies

The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically and the effects of any changes are recognized immediately. Actual results could differ from the estimates used and such differences could be significant.

The Company’s annual operating budget and operating budget revisions performed during the year (collectively “Budget”) and the Company’s strategic plan comprise fundamental information used as a basis for some significant estimates necessary to prepare these consolidated financial statements. Management prepares the annual operating budget and strategic plan each year using a process whereby a detailed one-year budget and three-year strategic plan are prepared by each entity and then consolidated.

Cash flows and profitability included in the Budget are based on the existing and future expected sales orders, general market conditions, current cost structures, anticipated cost variations and current agreements with third parties. Management uses the annual operating budget information as well as additional projections or assumptions to derive the expected results for the strategic plan and periods thereafter.

The Budget and the strategic plan are approved by management and the Board of Directors. Management then tracks performance as compared to the Budget. Significant variances in actual performance are a key trigger to assess whether certain estimates used in the preparation of financial information must be revised.

Management needs to rely on estimates in order to apply the Company’s accounting policies and considers that the most critical ones are the following:

Estimating the net realizable value of inventory

The net realizable value of materials and work in progress is determined by comparing inventory components and value with production needs, current and future product features, expected production costs to be incurred and the expected profitability of finished products. The net realizable value of finished products and parts, accessories and apparel is determined by comparing inventory components and value with expected sales prices, sales programs and new product features.

Estimating the useful life of tooling

Tooling useful life is estimated by product line based on their expected physical life and on the expected life of the product platform to which they are related.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3.	SIGNIFICANT ESTIMATES AND JUDGMENTS [CONTINUED]

a)	Significant estimates in applying Company’s accounting policies [continued]

Estimating the fair value of Net assets acquired in business combinations

The acquisition method, which requires significant estimates and judgments, is used to record business combinations. As part of the allocation process, estimated fair values are assigned to the Net assets acquired, including trademark and dealer network. The estimation is based on the Company’s expectations with respect to future cash flows, economic conditions and discount rate. The excess of the purchase consideration over the estimated fair value of the Net assets acquired is then assigned to goodwill.

Estimating impairment on property, plant and equipment, intangible assets and right-of-use assets

Management assesses the value in use of property, plant and equipment, intangible assets and right-of-use assets mainly at groups of CGU level using a discounted cash flow approach by product line based on annual budget and strategic plan process. When the Company acquired the recreational products business from Bombardier Inc. in 2003, trademarks and goodwill were recorded as part of the business acquisition. Trademarks of $122.6 million and goodwill of $114.7 million were related to this transaction as at January 31, 2021 ($136.0 million and $114.7 million respectively as at January 31, 2020). In addition, trademarks of $76.7 million and goodwill of $1.3 million were recorded as at January 31, 2021 following various business combinations that occurred after 2003 ($83.2 million and $115.5 million respectively as at January 31, 2020).

Trademarks and goodwill impairment test

For the purpose of impairment testing, trademarks are allocated to their respective CGU. As at January 31, 2021, the carrying amount of trademarks amounting to $199.3 million is related to Ski-Doo, Sea-Doo, Alumacraft, Manitou, Quintrex and Stacer for $63.5 million, $59.1 million, $19.2 million, $37.2 million, $15.4 million and $4.9 million respectively. As at January 31, 2020, the carrying amount of trademarks amounting to $219.2 million was related to Ski-Doo, Sea-Doo, Evinrude, Alumacraft, Manitou, Quintrex, Stacer and Savage for $63.5 million, $59.1 million, $13.4 million, $25.7 million, $38.5 million. $13.9 million, $4.4 million and $0.7 million respectively.

Following the creation of the Powersports and Marine segments during the year ended January 31, 2019, the Company has fully allocated the goodwill of $114.7 million created in 2003 to the Powersports segment. As at January 31, 2020, the goodwill of $21.0 million related to Alumacraft Boat Co. acquisition, $33.3 million related to Triton Industries, Inc. acquisition and $60.0 million related to the Telwater acquisition was allocated to their respective CGU.

Recoverable amount (see Note 25 for more details on impairment testing)

The recoverable amount for the group of CGU is based on a value-in-use calculation using cash flow projections, which takes into account the Company’s one-year budget and three-year strategic plan, with a terminal value calculated by discounting the final year in perpetuity. The figures used as the basis for the key assumptions in the value-in-use calculation includes sales volume, sales price, production costs, distribution costs and operating expenses as well as discount rates. This information represents the best available information as at the date of impairment testing. The estimated future cash flows are discounted to their present value using a pre-tax discount rate of 10.9% to 14.6%. These discount rates were calculated by adding to the Company’s weighted average cost of capital the risk factor associated with the product line tested. In assessing value in use, growth rates between 0.0% and 2.5% were used to calculate the terminal value. In addition, a market approach was performed to assess the reasonability of the conclusions reached.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3.	SIGNIFICANT ESTIMATES AND JUDGMENTS [CONTINUED]

a)	Significant estimates in applying Company’s accounting policies [continued]

Estimating impairment on property, plant and equipment, intangible assets [continued]

Sensitivity analysis

The Company performs sensitivity analysis on the cash flows and discount rates in order to confirm that the trademarks and goodwill are not impaired. The analyses are presented in isolation from one another and all the other estimates are unchanged. The result is that a 5% decrease in the estimated future cash flows or an increase of 100 basis points in the discount rates used would not have resulted in an additional impairment charge as at January 31, 2021.

Estimating recoverability of deferred tax assets

Deferred tax assets are recognized only if management believes it is probable that they will be realized based on annual budget, strategic plan and additional projections to derive the expected results for the periods thereafter.

Estimating provisions for product regular warranty, product liability, sales program and restructuring

The regular warranty cost is established by product line and recorded at the time of sale based on management’s best estimate, using historical cost rates and trends. Adjustments to the regular warranty provision are made when the Company identifies a significant and recurring issue on products sold or when costs and trend differences are identified in the analysis of warranty claims.

The product liability provision at period end is based on management’s best estimate of the amounts necessary to resolve existing claims. In addition, the product liability provision at the end of the reporting period includes incurred, but not reported claims based on average historical cost information.

Sales program provision is estimated based on current program features, historical data and expected retail sales for each product line.

Restructuring provision is initially estimated based on estimated restructuring costs in relation with the plan features approved by management. Restructuring provision is reviewed at each period end in order to take into account updated information in relation with the realization of the plan. If necessary, the provision is adjusted accordingly.

Estimating the discount rates used in assessing defined benefit plan expenses and liability

In order to select the discount rates used to determine defined benefit plan expenses and liabilities, management consults with external actuarial firms to provide commonly used and applicable discount rates that are based on the yield of high quality corporate fixed income investments with cash flows that match expected benefit payments for each defined benefit plan. Management uses its knowledge and comprehension of general economic factors in order to conclude on the accuracy of the discount rates used.

Estimating the incremental borrowing rate used in measuring lease liability

Management makes estimates in the determination of the incremental borrowing rate used to measure the lease liability for each lease contract when the interest rate implicit in the lease is not readily available. The incremental borrowing rate should reflect the interest rate the Company would have to pay to borrow the same asset at a similar term and with a similar security.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3.	SIGNIFICANT ESTIMATES AND JUDGMENTS [CONTINUED]

a)	Significant estimates in applying Company’s accounting policies [continued]

Estimating the lease term

On commencement date, when determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option. Extension options or periods subject to termination options are only included in the lease term if the lease is reasonably certain to be extended or not terminated. This assessment is reviewed if a significant change in circumstances occurs within the Company’s control.

b)	Significant judgments in applying the Company’s accounting policies

Management needs to make certain judgments in order to apply the Company’s accounting policies and the most significant ones are the following:

Impairment of property, plant and equipment, intangible assets and right-of-use assets

The Company operates using a high level of integration and interdependency between design, development, manufacturing and distribution operations. The cash inflows generated by each product line require the use of various assets of the Company, limiting the impairment testing to be done for a single asset. Therefore, management performs impairment testing by grouping assets into CGUs.

Functional currency

The Company operates worldwide, but its design, development, manufacturing and distribution operations are highly integrated, which require significant judgements from management in order to determine the functional currency of each entity using factors provided by IAS 21 “The Effects of Changes in Foreign Exchange Rates”. Management established the functional currency of each entity as its local currency unless the assessment of the criteria established by IAS 21 to assess the functional currency leads to the determination of another currency. IAS 21 criteria are reviewed annually for each entity.

4.	FUTURE ACCOUNTING CHANGES

Interest Rate Benchmark Reform – Phase 2

In August 2020, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, IFRS 7 “Financial Instruments: Disclosure”, IFRS 4 “Insurance Contracts” and IFRS 16 “Leases” to address issues arising from the implementation of the interest rate benchmark reform, including the replacement of one benchmark with an alternative one. The amendments provide relief to accounting for the modifications required by the interest rate benchmark reform and hedge accounting. In addition, the amendments to IFRS 7 require additional disclosures related to the reform. The amendments will become effective for the Company fiscal year beginning on February 1, 2021. The Company has determined the adoption of the amendments is not expected to have a significant impact on its consolidated financial statements.

Other standards or amendments

The IASB has issued other standards or amendments to existing standards that are not expected to have a significant impact on the Company’s consolidated financial statements.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

5.	TRADE AND OTHER RECEIVABLES

The Company’s trade and other receivables were as follows, as at:

	January 31, 2021	January 31, 2020
Trade receivables	$253.5	$332.3
Allowance for doubtful accounts	(4.2)	(3.5)
	249.3	328.8
Sales tax and other government receivables	56.4	65.6
Other	5.8	4.7
Total trade and other receivables	$311.5	$399.1

6.	OTHER FINANCIAL ASSETS

The Company’s other financial assets were as follows, as at:

	January 31, 2021	January 31, 2020
Restricted investments [a]	$15.7	$14.6
Derivative financial instruments	25.9	8.9
Advances to suppliers related to property, plant and equipment	47.8	0.4
Other	18.7	15.4
Total other financial assets	$108.1	$39.3
Current	76.5	19.1
Non-current	31.6	20.2
Total other financial assets	$108.1	$39.3

[a]

The restricted investments are publicly traded bonds that can only be used for severance payments and pension costs associated with Austrian pension plans, and are not available for general corporate use.

The non-current portion is mainly attributable to the restricted investments.

7.	INVENTORIES

The Company’s inventories were as follows, as at:

	January 31, 2021	January 31, 2020
Materials and work in progress	$540.7	$429.5
Finished products	305.0	492.0
Parts, accessories and apparel	241.6	244.8
Total inventories	$1,087.3	$1,166.3

The Company recognized in the consolidated statements of net income during the year ended January 31, 2021, a write-down on inventories of $43.5 million ($21.1 million for the year ended January 31, 2020) and reversed previously recorded write-downs of $6.2 million ($7.3 million for the year ended January 31, 2020). For the year ended January 31, 2021, the write-down on inventories includes an amount of $20.4 million related to the wind-down of the Evinrude outboard engines production (see Note 26).

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

8.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment were as follows, as at:

	January 31, 2021			January 31, 2020
	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Tooling	$924.5	$632.0	$292.5	$936.2	$622.7	$313.5
Equipment	896.6	471.6	425.0	854.0	450.4	403.6
Building	422.7	168.1	254.6	399.2	151.8	247.4
Land	92.2	—	92.2	62.9	—	62.9
Total	$2,336.0	$1,271.7	$1,064.3	$2,252.3	$1,224.9	$1,027.4

As at January 31, 2021 and 2020, assets under development amounted to $103.5 million and $102.0 million respectively and were included in the cost of property, plant and equipment.

The following table explains the changes in property, plant and equipment during the year ended January 31, 2021:

	Carrying amount as at January 31, 2020	Additions [a]	Disposals	Depreciation	Impairment (Note 25)	Effect of foreign currency exchange rate changes	Carrying amount as at January 31, 2021
Tooling	$313.5	$90.8	$(0.1)	$(95.4)	$(21.7)	$5.4	$292.5
Equipment	403.6	105.3	(0.9)	(82.5)	(8.8)	8.3	425.0
Building	247.4	23.7	(0.3)	(19.3)	—	3.1	254.6
Land	62.9	32.9	(5.4)	—	—	1.8	92.2
Total	$1,027.4	$252.7	$(6.7)	$(197.2)	$(30.5)	$18.6	$1,064.3

[a] Government assistance of $0.6 million has been recorded against the additions.

The following table explains the changes in property, plant and equipment during the year ended January 31, 2020:

	Carrying amount as at January 31, 2019	Additions [a]	Business combinations (Note 10)	Transfer to right-of-use assets	Disposals	Depreciation	Effect of foreign currency exchange rate changes	Carrying amount as at January 31, 2020
Tooling	$292.4	$111.8	$2.0	$—	$—	$(90.4)	$(2.3)	$313.5
Equipment	348.1	133.6	—	(4.7)	(1.0)	(69.6)	(2.8)	403.6
Building	216.6	32.1	19.7	(2.6)	(0.4)	(17.3)	(0.7)	247.4
Land	48.0	2.1	13.3	—	—	—	(0.5)	62.9
Total	$905.1	$279.6	$35.0	$(7.3)	$(1.4)	$(177.3)	$(6.3)	$1,027.4

[a] Government assistance of $1.1 million has been recorded against the additions.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.	INTANGIBLE ASSETS

The Company’s intangible assets were as follows, as at:

	January 31, 2021			January 31, 2020
	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Goodwill	$116.0	$—	$116.0	$230.2	$—	$230.2
Trademarks	199.3	—	199.3	219.2	—	219.2
Software and licences	189.8	111.3	78.5	172.1	95.5	76.6
Patents	5.3	1.4	3.9	5.3	0.9	4.4
Dealer networks	134.1	68.6	65.5	137.3	61.1	76.2
Customer relationships	25.0	23.1	1.9	23.6	20.1	3.5
Total	$669.5	$204.4	$465.1	$787.7	$177.6	$610.1

The Company concluded that an impairment had occurred during the year ended January 31, 2021 (see Note 25).

The following table explains the changes in Company’s intangible assets during the year ended January 31, 2021:

	Carrying amount as at January 31, 2020	Additions	Depreciation	Impairment (Note 25)	Effect of foreign currency exchange rate changes	Carrying amount as at January 31, 2021
Goodwill	$230.2	$—	$—	$(114.3)	$0.1	$116.0
Trademarks	219.2	—	—	(20.2)	0.3	199.3
Software and licences	76.6	26.6	(16.3)	(8.9)	0.5	78.5
Patents	4.4	—	(0.5)	—	—	3.9
Dealer networks	76.2	—	(9.2)	(3.2)	1.7	65.5
Customer relationships	3.5	—	(1.8)	—	0.2	1.9
Total	$610.1	$26.6	$(27.8)	$(146.6)	$2.8	$465.1

The following table explains the changes in Company’s intangible assets during the year ended January 31, 2020:

	Carrying amount as at January 31, 2019	Additions	Business combinations (Note 10)		Transfer to right-of-use assets	Depreciation	Effect of foreign currency exchange rate changes	Carrying amount as at January 31, 2020
Goodwill	$169.4	$—	$60.8	[a]	$—	$—	$—	$230.2
Trademarks	199.8	—	19.5		—	—	(0.1)	219.2
Software and licences	47.2	44.3	—		(0.7)	(13.7)	(0.5)	76.6
Patents	—	4.9	—		—	(0.5)	—	4.4
Dealer networks	57.0	—	28.2		—	(8.6)	(0.4)	76.2
Customer relationships	5.3	—	—		—	(1.7)	(0.1)	3.5
Total	$478.7	$49.2	$108.5		$(0.7)	$(24.5)	$(1.1)	$610.1

[a] Includes $0.8 million of post-closing adjustments related to a previous business combination.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

10.	BUSINESS COMBINATIONS

Transaction for the year ended January 31, 2020

On August 1, 2019, the Company acquired 80% of the outstanding shares of Telwater Pty Ltd (“Telwater”) for a purchase consideration of Australian $120.8 million ($113.2 million), paid in cash. Telwater is located in Coomera, Queensland (Australia) and is a manufacturer of boats under brands such as Quintrex and Stacer.

The acquisition allowed the Company to pursue its growth strategy in the marine market, and to create synergies with the existing operations of the Company.

The value of the assets acquired, liabilities assumed and non-controlling interest were as follows, as at the acquisition date:

Total
Assets acquired
Current assets	$14.4
Non-current assets	1.7
Property, plant and equipment	35.0
Trademarks	19.5
Dealer network	28.2
Goodwill [a]	60.0
Total assets acquired	158.8

Liabilities assumed
Current liabilities	(10.5)
Non-current liabilities	(15.7)
Total liabilities assumed	(26.2)

Non-controlling interest [b]	(19.4)

Total consideration paid in cash	$113.2

[a] Goodwill is not deductible for tax purposes.

[b] Non-controlling interest is measured at fair value as at the acquisition date.

The Company’s consolidated statement of net income included the operating results of Telwater since the acquisition date. For the year ended January 31, 2020, it represented revenues of $39.6 million. Net income for the year ended January 31, 2020 was not significant.

If the Company had acquired Telwater at the beginning of the year ended January 31, 2020, it would have increased revenues by approximately $28 million.

The Company incurred acquisition-related costs of $0.9 million, which have been recorded in general and administrative expenses.

As part of the acquisition, the Company and the non-controlling interest shareholders in Telwater (the “Parties”) entered into put and call options, exercisable by the Parties at any time after the second anniversary of the acquisition, allowing or requiring the Company to acquire all the remaining shares for cash consideration according to a predetermined purchase price formula based on Telwater’s performance. At the acquisition date, the Company recorded a financial liability and reduced the non-controlling interests by $19.4 million, representing the estimated present value of the redemption amount. As a result, no profit is attributed to the non-controlling interest. Subsequent remeasurement adjustments of the financial liability are recorded in the consolidated statements of net income.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

11.	LEASES

The main leasing activities of the Company are attributable to the Company’s manufacturing facilities located in Finland and in Mexico, to offices located in Canada and to warehouses used for the distribution of parts, accessories and apparel.

The following table explains the changes in right-of-use assets during the year ended January 31, 2021:

	Carrying amount as at January 31, 2020	Additions	Depreciation	Effect of foreign currency exchange rate changes	Remeasurement and other	Carrying amount as at January 31, 2021
Building & land	$198.2	$11.8	$(28.8)	$1.3	$15.5	$198.0
Equipment	16.3	7.9	(6.9)	(0.1)	(1.1)	16.1
Other	0.2	—	(0.1)	(0.1)	0.1	0.1
Total	$214.7	$19.7	$(35.8)	$1.1	$14.5	$214.2

The following table explains the changes in right-of-use assets during the year ended January 31, 2020:

	Carrying amount as at February 1, 2019	Additions	Depreciation	Effect of foreign currency exchange rate changes	Remeasurement and other	Carrying amount as at January 31, 2020
Building & land	$171.4	$38.8	$(24.4)	$(0.9)	$13.3	$198.2
Equipment	20.0	7.7	(7.7)	—	(3.7)	16.3
Other	1.0	—	(0.2)	—	(0.6)	0.2
Total	$192.4	$46.5	$(32.3)	$(0.9)	$9.0	$214.7

The following table explains the changes in lease liabilities during the year ended January 31, 2021:

	Carrying amount as at January 31, 2020	Issuance	Interest	Repayment [a]	Effect of foreign currency exchange rate changes	Remeasurement and other	Carrying amount as at January 31, 2021
Lease liabilities	$240.9	$19.7	$9.3	$(43.1)	$(1.5)	$14.5	$239.8

[a]   Includes $(9.3) million of interest paid.

The following table explains the changes in lease liabilities during the year ended January 31, 2020:

	Carrying amount as at February 1, 2019	Issuance	Interest	Repayment [a]	Effect of foreign currency exchange rate changes	Remeasurement and other	Carrying amount as at January 31, 2020
Lease liabilities	$217.1	$46.5	$9.0	$(39.5)	$(0.6)	$8.4	$240.9

[a]   Includes $(9.0) million of interest paid.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.	REVOLVING CREDIT FACILITIES

On March 14, 2019, the Company amended its $575.0 million revolving credit facilities to increase the availability by $125.0 million for a total availability of $700.0 million, to extend the maturity from May 2023 to May 2024 and to improve the pricing grid (the “Revolving Credit Facilities”). The Company incurred transaction fees of $1.5 million related to this amendment, which are amortized over the expected life of the Revolving Credit Facilities.

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company (the “Leverage ratio”). The applicable interest rates are as follows:

(i)     U.S. dollars at either

(a)         LIBOR plus 1.45% to 3.00% per annum; or

(b)         U.S. Base Rate plus 0.45% to 2.00% per annum; or

(c)         U.S. Prime Rate plus 0.45% to 2.00% per annum;

(ii)    Canadian dollars at either

(a)         Bankers’ Acceptance plus 1.45% to 3.00% per annum; or

(b)         Canadian Prime Rate plus 0.45% to 2.00% per annum

(iii)    Euros at Euro LIBOR plus 1.45% to 3.00% per annum.

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at January 31, 2021, the cost of borrowing under the Revolving Credit Facilities was as follows:

(i)    U.S. dollars at either

(a)         LIBOR plus 1.70% per annum; or

(b)         U.S. Base Rate plus 0.70% per annum; or

(c)         U.S. Prime Rate plus 0.70% per annum;

(ii)    Canadian dollars at either

(a)         Bankers’ Acceptance plus 1.70% per annum; or

(b)         Canadian Prime Rate plus 0.70% per annum

(iii)    Euros at Euro LIBOR plus 1.70% per annum.

As at January 31, 2021, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories.

As at January 31, 2021 and 2020, the Company had no outstanding indebtedness under the Revolving Credit Facilities. The Company had issued letters of credit for an amount of $5.9 million as at January 31, 2021 ($3.3 million as at January 31, 2020) and, in addition, $4.9 million of letters of credit were outstanding under other bank agreements as at January 31, 2021 ($5.0 million as at January 31, 2020).

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

13.	TRADE PAYABLES AND ACCRUALS

The Company’s trade payables and accruals were as follows, as at:

	January 31, 2021	January 31, 2020
Trade payables	$814.7	$754.8
Wages and related employee accruals	195.0	138.8
Other accruals	286.8	192.2
Total trade payables and accruals	$1,296.5	$1,085.8

14.	PROVISIONS

The Company’s provisions were as follows, as at:

	January 31, 2021	January 31, 2020
Product-related	$390.0	$519.4
Restructuring (Note 27)	11.2	1.7
Other	27.2	18.4
Total provisions	$428.4	$539.5
Current	353.2	426.7
Non-current	75.2	112.8
Total provisions	$428.4	$539.5

Product-related provisions include provisions for regular warranty coverage on products sold, product liability provisions and provisions related to sales programs offered by the Company to its Customers in order to support the retail activity.

The non-current portion of provisions is mainly attributable to product-related provisions. As at January 31, 2021, the Company estimates that cash outflows related to those non-current provisions could occur from February 1, 2022 to January 31, 2026.

The changes in provisions were as follows:

	Product-related		Restructuring	Other		Total
Balance as at January 31, 2020	$519.4		$1.7	$18.4		$539.5
Expensed during the year	512.2	[a]	37.3	27.3		576.8
Paid during the year	(634.2)		(26.8)	(15.8)		(676.8)
Reversed during the year	(6.1)		—	(4.3)	[b]	(10.4)
Effect of foreign currency exchange rate changes	(3.9)		(1.0)	1.6		(3.3)
Unwinding of discount and effect of changes in discounting estimates	2.6		—	—		2.6
Balance as at January 31, 2021	$390.0		$11.2	$27.2		$428.4

[a]  Includes $31.9 million related to the wind-down of the Evinrude outboard engines production (see Note 26).

[b]  Includes a reversal of $4.0 million related to the patent infringement litigation cases with one of the Company’s competitors (Note 27).

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

15.	OTHER FINANCIAL LIABILITIES

The Company’s other financial liabilities were as follows, as at:

	January 31, 2021	January 31, 2020
Dealer holdback programs and customer deposits	$102.4	$100.2
Due to Bombardier Inc. (Note 30)	22.2	22.3
Derivative financial instruments	8.6	5.2
Due to a pension management company (Note 17)	0.7	1.0
Non-controlling interest liability (Note 10)	21.0	19.0
Financial liability related to NCIB (Note 18)	200.0	70.3
Other	28.1	11.9
Total other financial liabilities	$383.0	$229.9
Current	348.6	182.9
Non-current	34.4	47.0
Total other financial liabilities	$383.0	$229.9

The non-current portion is mainly comprised of the amount due to Bombardier Inc. in connection with indemnification related to income taxes.

16.	LONG-TERM DEBT

As at January 31, 2021 and 2020, the maturity dates, interest rates, outstanding nominal amounts and carrying amounts of long-term debt were as follows:

January 31, 2021
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility	May 2027	2.12%	2.12%	U.S. $1,207.6	$1,543.0
	May 2027	6.00%	6.77%	U.S. $597.0	733.3	[a]
Term Loans	Dec. 2021 to Dec. 2030	0.75% to 1.60%	1.00% to 4.67%	€92.6	133.4
Total long-term debt					$2,409.7
Current					25.3
Non-current					2,384.4
Total long-term debt					$2,409.7

[a]  Net of unamortized transaction costs of $29.5 million.

January 31, 2020
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility	May 2025	3.65%	3.65%	U.S. $886.5	$1,172.0
	May 2025	4.15%	4.44%	U.S. $333.3	434.7	[a]
Term Loans	June 2020 to Dec. 2030	0.75% to 1.65%	1.00% to 4.67%	€29.7	38.7
Total long-term debt					$1,645.4
Current					17.9
Non-current					1,627.5
Total long-term debt					$1,645.4

[a]  Net of unamortized transaction costs of $6.0 million.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

16.	LONG-TERM DEBT [CONTINUED]

The following table explains the changes in long-term debt during the year ended January 31, 2021:

		Statements of cash flows		Non-cash changes
	Carrying amount as at January 31, 2020	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other	Carrying amount as at January 31, 2021
Term Facility	$1,606.7	$835.0	$(20.2)	$(118.9)	$(26.3)	$2,276.3
Term Loans	38.7	129.3	(32.6)	2.8	(4.8)	133.4
Total	$1,645.4	$964.3	$(52.8)	$(116.1)	$(31.1)	$2,409.7

The following table explains the changes in long-term debt during the year ended January 31, 2020:

		Statements of cash flows		Non-cash changes
	Carrying amount as at January 31, 2019	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other		Carrying amount as at January 31, 2020
Term Facility	$1,176.9	$440.0	$(14.1)	$9.9	$(6.0)		$1,606.7
Term Loans	29.5	17.3	(4.9)	(1.1)	(2.1)		38.7
Finance lease liabilities	9.1	—	—	—	(9.1)	[a]	—
Total	$1,215.5	$457.3	$(19.0)	$8.8	$(17.2)		$1,645.4

[a]  Finance lease liabilities were included in lease liabilities as part of the adoption of IFRS 16.

Under security arrangements, amounts borrowed under the Revolving Credit Facilities and the term facility (the “Credit Facilities”) are secured by substantially all the assets of the Company.

a)     Term Facility

On July 23, 2019, the Company amended its term facility to add a new U.S. $335.0 million tranche for a total principal of U.S. $1,235.0 million (the “Term Facility”). The Term Facility agreement contains customary representations and warranties but includes no financial covenants. The Company incurred transaction costs of $6.5 million, which have been incorporated in the carrying amount of the Term Facility and were amortized over its expected life using the effective interest rate method.

On February 4, 2020, the Company amended its Term Facility to consolidate it into a single tranche which reduces the cost of borrowing by 0.50% for the previous U.S. $335.0 million tranche and extends the maturity from May 2025 to May 2027 (the “Term Loan B-1”). The Company incurred transaction costs of $6.7 million, which have been recorded in financing costs. In addition, the unamortized transaction costs of $6.0 million were derecognized and recorded in financing costs.

On May 8, 2020, the Company entered into an incremental U.S. $600.0 million tranche under its Term Facility (the “Term Loan B-2”). This new tranche matures in May 2027 and, consistent with the Term Loan B-1, is exempt of financial covenants. The Company incurred transaction costs of $35.2 million, which have been incorporated in the carrying amount of the Term Loan B-2 and are amortized over its expected life using the effective interest rate method.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

16.	LONG-TERM DEBT [CONTINUED]

a)	Term Facility [continued]

As at January 31, 2021, the cost of borrowing under the Term Loan B-1 was as follows:

(i)    LIBOR plus 2.00% per annum, with a LIBOR floor of 0.00%; or

(ii)    U.S. Base Rate plus 1.00%; or

(iii)    U.S. Prime Rate plus 1.00%

As at January 31, 2021, the cost of borrowing under the Term Loan B-2 was as follows:

(i)    LIBOR plus 5.00% per annum, with a LIBOR floor of 1.00%; or

(ii)    U.S. Base Rate plus 4.00%; or

(iii)    U.S. Prime Rate plus 4.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing in LIBOR.

The Company is required to repay a minimum of 0.25% of the nominal amount each quarter. Consequently, the Company repaid an amount of U.S. $15.2 million ($20.2 million) during the year ended January 31, 2021. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level. As at January 31, 2021 and 2020, the Company was not required to repay any portion of the Term Facility under this requirement.

After the year ended January 31, 2021, the Company repaid its Term Loan B-2 and increased its outstanding amount under its Term Loan B-1 (see Note 34).

b)    Term Loans

During the year ended January 31, 2021, the Company entered into an unsecured loan agreement at favourable interest rates under an Austrian government COVID-19 program. Under this program, the Austrian government is partly guaranteeing the loan. The loan has a total nominal value of €75.0 million ($116.2 million), interest rates at 1.45% for the first year, 1.90% for the second and third years and 2.80% for the fourth and fifth years and matures in December 2024. The Company recognized a grant of €4.9 million ($7.6 million) representing the difference between the fair value of the term loans at inception and the cash received. The grant will be recorded as a reduction of expenses over the course of the loan. The Company incurred transaction costs of €0.2 million ($0.3 million). The Company may be required to repay a portion of the loan in the event that it has an excess cash position. Consequently, the Company repaid an amount of €20.0 million ($30.9 million) during the year ended January 31, 2021.

During the year ended January 31, 2021, the Company entered into term loan agreements at favourable interest rates under Austrian government programs. These programs support research and development projects based on the Company’s incurred expenses in Austria. The term loans have a total nominal amount of €8.9 million ($13.1 million), interest rates between 0.80% and 1.12% and maturities between December 2024 and December 2030. The Company recognized a grant of €1.0 million ($1.5 million) as a reduction of research and development expenses representing the difference between the fair value of the term loans at inception and the cash received.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

16.	LONG-TERM DEBT [CONTINUED]

b)	Term Loans [continued]

During the year ended January 31, 2020, the Company entered into term loan agreements at favourable interest rates under Austrian government programs. These programs support research and development projects based on the Company’s incurred expenses in Austria. The term loans have a total nominal amount of euro 11.5 million ($17.2 million), interest rates at 0.95% (1.12% starting in July 2024) or at Euribor three-months plus 0.99% with a floor at 1.00% and maturities between March 2024 and December 2030. The Company recognized a grant of euro 1.9 million ($2.9 million) as a reduction of research and development expenses representing the difference between the fair value of the term loans at inception and the cash received.

17.	EMPLOYEE BENEFITS

Employee benefits expenses, which represent the expenses related to all forms of consideration provided by the Company in exchange for services rendered by its employees, were as follows:

	Years ended
	January 31, 2021	January 31, 2020
Current remuneration	$836.9	$845.0
Post-employment defined benefit plans	12.2	11.7
Post-employment defined contribution plans	32.4	34.8
Termination benefits	19.4	4.0
Stock-based compensation (Note 19)	14.2	13.0
Other long-term benefits	2.4	3.6
Total	$917.5	$912.1

a)    Post-employment benefits

The Company sponsors defined contribution retirement plans and non-contributory defined benefit plans that provide for pensions and other post-retirement benefits to a majority of its employees.

Canadian employees

The Company sponsors defined benefit pension plans and other post-retirement benefit plans for its Canadian executive employees and defined contribution plans for executive and non-executive employees. Additionally, the Company retained defined benefit obligations with certain active and former employees for services rendered prior to 2005.

The Company’s other post-retirement benefit plans provide during retirement non-contributory life insurance benefits and healthcare benefits to eligible employees that are funded on a pay-as-you-go basis. The healthcare benefits are payable from retirement to age 65.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	EMPLOYEE BENEFITS [CONTINUED]

a)	Post employment benefits [continued]

Canadian employees [continued]

The defined benefit plans are registered with the governments and follow their applicable laws. The plans are governed by a retirement committee composed of representatives from the employer and the employees. The retirement committee delegated its responsibilities to the investment committee, which is responsible for the investment policy with regard to the assets of the fund. This committee is composed of representatives from the employer. The plans have a strategy to decrease the risk level by increasing progressively, when the solvency of the plans will improve, the part of the plan assets in long-term fixed income securities. The Company contributes to the plans the minimum funding obligations required under the current regulations. The weighted average duration of the defined benefit obligations is approximately 16 years. As at January 31, 2021, the Company expects that 50% of the future payments associated with its Canadian defined benefit obligations will be paid in the next 17 years.

In addition, the Company sponsors a defined benefit retirement plan to provide supplemental pension benefits to its executives (“SERP”).

United States employees

In the United States, the Company offers a defined contribution plan to its employees as well as a defined benefit final average earnings non-registered supplementary executive retirement plan for its executive employees (“SERP”).

European employees

The Company’s sponsors defined contribution plans to its employees in most of its European entities. In addition, the Company maintains an unfunded defined benefit plan and sponsors a lump sum retirement indemnity plan in Austria. Under the defined benefit plan, the benefits are based on such employees’ length of service, applicable pension accrual rates and compensation at retirement. Under the lump sum retirement indemnity plan, the benefits are based on the length of service and compensation at retirement. These plans are regulated by the applicable Austrian laws. The weighted average duration of the defined benefit obligation is approximately 15 years. As at January 31, 2021, the Company expects that 50% of the future payments associated with its Austrian defined benefit obligations will be paid in the next 14 years.

As at January 31, 2021, the remaining liabilities of $0.7 million related to the termination of the defined benefit plan coverage for some of the Austrian employees and presented in other financial liabilities (Note 15) will be settled over the next two fiscal years.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	EMPLOYEE BENEFITS [CONTINUED]

b)    Defined benefit plans

Actuarial risks

The significant actuarial risks to which the plans expose the Company are as follows:

Market related risks

Investment risk

The present value of the defined benefit obligation is calculated using a discount rate determined by reference to high quality corporate fixed income investments. If the return on plan assets is below this rate, it will increase the plan liability. Currently, the funded plans have investments in equity securities and fixed income securities. Due to the long-term nature of the plan liabilities, the Company considers it appropriate that a reasonable portion of the plan assets should be invested in equity securities and income securities to leverage the return generated by the fund.

Interest risk

A decrease in the fixed income investments interest rate will increase the plans’ liabilities. However, for funded plans, this will be partially offset by an increase in the fair value of the plans’ fixed income securities.

Employee related risks

Longevity risk

The present value of the defined benefit obligation is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plans’ liabilities.

Salary risk

The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plans’ liabilities.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	EMPLOYEE BENEFITS [CONTINUED]

b)	Defined benefit plans [continued]

Actuarial assumptions

The weighted average of the significant actuarial assumptions adopted to determine the defined benefit cost and the defined benefit obligation were as follows:

	Years ended
	January 31, 2021		January 31, 2020
	Canada	Foreign	Canada	Foreign
Benefit cost actuarial assumptions [a]
Discount rates used to determine:
Current service cost	2.90%	0.79%	4.05%	1.75%
Net interest cost	2.80%	0.69%	3.85%	1.65%
Expected rate of compensation increase	3.00%	3.00%	3.00%	3.00%
Mortality table	CPM 2014 Private	AVOE 2018	CPM 2014 Private	AVOE 2008
Defined benefit obligation actuarial assumptions [b]
Discount rate	2.80%	0.64%	2.80%	0.69%
Rate of compensation increase	3.00%	3.00%	3.00%	3.00%
Mortality table	CPM 2014 Private	AVOE 2018	CPM 2014 Private	AVOE 2018

[a] Determined as at beginning of the reporting periods

[b] Determined as at end of the reporting periods

The discount rate represents the market rate for high quality corporate fixed income investments consistent with the currency and the estimated term of the defined benefit plan obligation. The expected rate of compensation increase is determined considering the current salary structure, historical and anticipated wage increases.

Health care cost trend

The health care cost is assumed to increase to a rate of 5.33% in fiscal year 2022 and to a rate that will gradually decline over the next 13 years to reach 3.33% in fiscal year 2034. After this date, the rate is assumed to remain at 3.33%. An increase of 1% of the health care cost trend rate would not have a significant impact on the defined benefit cost and on the defined benefit obligations for the years ended January 31, 2021 and 2020.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	EMPLOYEE BENEFITS [CONTINUED]

b)	Defined benefit plans [continued]

Employee future benefit liabilities

The amounts arising from the Company’s obligations under defined benefit obligations were as follows, as at:

	January 31, 2021		January 31, 2020
	Canada	Foreign	Canada	Foreign
Defined benefit obligation of funded plans	$(405.4)	$(2.4)	$(408.2)	$(2.4)
Fair value of plans assets	284.5	1.5	277.7	1.4
	(120.9)	(0.9)	(130.5)	(1.0)
Defined benefit obligation of unfunded plans	(25.3)	(150.7)	(25.0)	(144.7)
Employee future benefit liabilities	$(146.2)	$(151.6)	$(155.5)	$(145.7)

The following table provides a reconciliation of the changes in the pension plans’ defined benefit obligations (funded and unfunded) as at the consolidated statement of financial position dates:

	January 31, 2021		January 31, 2020
	Canada	Foreign	Canada	Foreign
Defined benefit obligation at beginning of year	$(433.2)	$(147.1)	$(368.7)	$(132.0)
Current service cost	(3.4)	(3.0)	(2.8)	(2.4)
Interest cost	(12.1)	(1.1)	(14.1)	(2.1)
Actuarial losses from changes in financial assumptions	(0.1)	(1.1)	(63.0)	(19.6)
Actuarial gains (losses) from experience adjustments	1.9	1.2	(0.1)	(1.0)
Employee contributions	—	—	(0.1)	—
Benefits paid	16.2	5.8	15.6	6.5
Effect of foreign currency exchange rate changes	—	(7.8)	—	3.5
Defined benefit obligation at end of year	$(430.7)	$(153.1)	$(433.2)	$(147.1)

The following table provides a reconciliation of the changes in the pension plans’ fair value of assets as at consolidated statement of financial position dates:

	January 31, 2021		January 31, 2020
	Canada	Foreign	Canada	Foreign
Assets fair value at beginning of year	$277.7	$1.4	$262.4	$1.2
Interest income	7.7	—	10.0	—
Administration costs	(0.3)	—	(0.3)	—
Actuarial gains from return on plan assets	6.3	—	12.8	—
Employer contributions	9.3	5.8	8.3	6.7
Employee contributions	—	—	0.1	—
Benefit paid	(16.2)	(5.8)	(15.6)	(6.5)
Effect of foreign currency exchange rate changes	—	0.1	—	—
Assets fair value at end of year	$284.5	$1.5	$277.7	$1.4

In accordance with the minimum funding obligations required under the current regulations, the Company expects to contribute $12.3 million to all defined benefit pension plans for the year ending January 31, 2022.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	EMPLOYEE BENEFITS [CONTINUED]

b)	Defined benefit plans [continued]

Employee future benefit liabilities [continued]

The actual return on plan assets was as follows:

	Years ended
	January 31, 2021		January 31, 2020
	Canada	Foreign	Canada	Foreign
Actual return on plan assets	$13.7	$—	$22.5	$—

The fair value of the plan assets for each category was as follows, as at:

	January 31, 2021	January 31, 2020
Publicly traded Canadian equity securities	$64.1	$62.9
Publicly traded foreign equity securities	85.3	82.8
Publicly traded fixed income securities	80.0	79.1
Other	56.6	54.3
Total	$286.0	$279.1

The fair values of the above equity and fixed income securities were determined based on quoted market prices in active markets.

Defined benefit costs

Components of the total defined benefit costs recognized in the consolidated statement of net income were as follows:

	Years ended
	January 31, 2021		January 31, 2020
	Canada	Foreign	Canada	Foreign
Current service cost	$3.4	$3.0	$2.8	$2.4
Net interest on the future employee benefit liabilities	4.4	1.1	4.1	2.1
Administration costs	0.3	—	0.3	—
Defined benefit costs	$8.1	$4.1	$7.2	$4.5

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	EMPLOYEE BENEFITS [CONTINUED]

b)	Defined benefit plans [continued]

Sensitivity analysis

Actuarial assumptions that influence significantly the determination of the defined benefit obligations of the Company are the discount rate, the expected rate of compensation increase and the participants’ longevity. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

The impact on employee future benefit liabilities would be the following as at January 31, 2021:

Increase (Decrease) of the liabilities
Discount rate
Impact of a 0.5% increase	$(40.2)
Impact of a 0.5% decrease	45.3
Expected rate of compensation increase
Impact of a 0.5% increase	9.0
Impact of a 0.5% decrease	(7.6)
Participant longevity
Impact of a 1 year increase	12.4
Impact of a 1 year decrease	(12.6)

The sensitivity analysis presented above may not be representative of the potential change in the employee future benefit liabilities as it is unlikely that the change in assumptions would occur in isolation from one another as some of the assumptions may be correlated.

18.	CAPITAL STOCK

The authorized capital stock of the Company is comprised of an unlimited number of multiple voting shares carrying six votes per share with no par value, an unlimited number of subordinate voting shares carrying one vote per share with no par value, and an unlimited number of non-voting preferred shares issuable in series with no par value.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	CAPITAL STOCK [CONTINUED]

The changes in capital stock issued and outstanding were as follows:

	Number of shares	Carrying Amount
Subordinate voting shares
Balance as at February 1, 2019	43,040,023	$213.4
Issued upon exercise of stock options	459,287	17.2
Issued in exchange of multiple voting shares	8,209,713	0.7
Repurchased under the SIB	(6,342,494)	(30.4)
Repurchased under the NCIB	(2,955,555)	(14.0)
Balance as at January 31, 2020	42,410,974	186.9
Issued upon exercise of stock options	718,232	31.3
Issued in exchange of multiple voting shares	2,000,000	0.1
Repurchased under the NCIB	(2,476,300)	(11.5)
Balance as at January 31, 2021	42,652,906	$206.8

Multiple voting shares
Balance as at February 1, 2019	54,101,384	$4.4
Exchanged for subordinate voting shares	(8,209,713)	(0.7)
Balance as at January 31, 2020	45,891,671	$3.7
Exchanged for subordinate voting shares	(2,000,000)	(0.1)
Balance as at January 31, 2021	43,891,671	$3.6

Total outstanding as at January 31, 2021	86,544,577	$210.4

a)	Normal course issuer bid program (“NCIB”)

On November 27, 2020, the Company announced the renewal of its NCIB to repurchase for cancellation up to 4,278,028 of its outstanding subordinate voting shares over a twelve-month period commencing on December 1, 2020 and ending no later than November 30, 2021 (the “Current NCIB”). During the year ended January 31, 2021, the Company repurchased for cancellation 1,471,000 subordinate voting shares for a total consideration of $122.5 million under the Current NCIB. In addition, during the same period, the Company repurchased for cancellation 1,005,300 subordinate voting shares for a total consideration of $55.6 million under a previous NCIB.

As at January 31, 2021, a $200.0 million ($70.3 million as at January 31, 2020) financial liability, with a corresponding amount in equity, was recorded in the consolidated statements of financial position in relation with the NCIB. This liability represented the value of subordinate voting shares expected to be repurchased by a designated broker under an automatic share purchase plan from February 1st to March 26, 2021. This automatic share purchase plan allows for the purchase of subordinate voting shares under pre-set conditions at times when the Company would ordinarily not be permitted due to regulatory restrictions or self-imposed blackout periods. These subordinate voting shares are included in the outstanding subordinate voting shares as at January 31, 2021. During the year ended January 31, 2021, the Company recognized a gain of $12.2 million in financing income related to an automatic share purchase plan. The gain represents the difference between the share price used to establish the financial liability at the end of each quarter and the amount actually paid to repurchase shares during the regulatory restrictions or self-imposed blackout periods.

For the year ended January 31, 2021, of the total consideration of $178.1 million, $11.5 million represents the carrying amount of the shares repurchased, $178.8 million represents the amount charged to retained losses and $12.2 million represents the gain recognized in net income.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	CAPITAL STOCK [CONTINUED]

a)	Normal course issuer bid program (“NCIB”) [continued]

On March 22, 2019, the Company announced the renewal of its NCIB to repurchase for cancellation up to 4,170,403 of its outstanding subordinate voting shares. During the year ended January 31, 2020, the Company repurchased a total of 2,955,555 subordinate voting shares for a total consideration of $151.5 million.

For the year ended January 31, 2020, of the total consideration of $151.5 million, $14.0 million represents the carrying amount of the shares repurchased and $137.5 million represents the amount charged to retained losses.

b)	Secondary offering

On October 21, 2020, Bain Capital completed a secondary offering of 2,000,000 subordinate voting shares of the Company through an underwriter. Prior to such transaction, Bain Capital converted 2,000,000 multiple voting shares into an equivalent number of subordinate voting shares. The Company did not receive any of the proceeds of the secondary offering. In accordance with the terms of the registration rights agreement entered into in connection with the initial public offering of the Company’s subordinate voting shares, the Company incurred approximately $0.6 million of fees and expenses related to this secondary offering.

On December 16, 2019, Beaudier Group, Bain Capital and one director of the Company completed a secondary offering of 5,000,000 subordinate voting shares of the Company through a syndicate of underwriters. Prior to such transaction, Beaudier Group and Bain Capital converted respectively 2,816,844 and 2,153,156 multiple voting shares into an equivalent number of subordinate voting shares. The Company did not receive any of the proceeds of the secondary offering. In accordance with the terms of the registration rights agreement entered into in connection with the initial public offering of the Company’s subordinate voting shares, the Company incurred approximately $0.9 million of fees and expenses related to this secondary offering.

c)	Substantial issuer bid offer (“SIB”)

On July 23, 2019, the Company repurchased 6,342,494 subordinate voting shares following the completion of its SIB for a total consideration of $300.0 million, of which $29.4 million represents the carrying amount of the shares repurchased and $270.6 million represents the amount charged to retained losses. Prior to the completion of the SIB, Beaudier Group and Bain Capital converted respectively 1,836,170 and 1,403,543 of multiple voting shares into an equivalent number of subordinate voting shares. These converted shares were repurchased in the SIB. The Company incurred $1.0 million of fees and expenses related to the SIB, which were recorded in capital stock.

d)	Dividend

During the year ended January 31, 2021, the Company declared one quarterly dividend of $0.11 per share for holders of its multiple voting shares and subordinate voting shares. The dividend was paid on January 14, 2021 for a total consideration of $9.6 million to shareholders.

During the year ended January 31, 2020, the Company declared four quarterly dividends of $0.10 per share for holders of its multiple voting shares and subordinate voting shares. The dividends were paid on April 12, 2019, July 12, 2019, October 11, 2019 and January 10, 2020 for a total consideration of $37.2 million to shareholders.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

19.	STOCK OPTION PLAN

A reserve of 10,814,828 subordinate voting shares are available to be granted in stock options to officers and employees under the Company’s stock option plan. Such stock options are time vesting and 25% of the options will vest on each of the first, second, third and fourth anniversary of the grant. The stock options have a ten-year term at the end of which the options expire.

Under the stock option plan existing prior to the initial public offering of the Company’s subordinate voting shares, the options vested or were eligible to vest in equal annual instalments on each of the five anniversary dates of the date of grant and were exercisable for a period of up to ten years from the grant date.

The following table summarizes the weighted-average fair value of options granted and the main assumptions that were used to calculate the fair value during the years ended January 31, 2021 and 2020:

	January 31, 2021	January 31, 2020
Weighted-average fair value at grant date	$9.12	$13.56
Weighted average assumptions used in the fair value models
Share price	$25.83	$47.69
Risk-free interest rate	0.84%	1.51%
Expected life	6.25 years	6.25 years
Expected volatility	36.24%	28.51%
Expected annual dividend per share	0.00%	0.84%

The Company uses the Black-Scholes option-pricing model to estimate the fair value of options granted. The expected volatility used in option pricing models is calculated based on historical volatility of similar listed entities.

The number of stock options varied as follows:

	Number of options	Weighted average exercise price
Balance as at February 1, 2019	3,883,019	$35.51
Granted	1,235,600	46.90
Forfeited/Cancelled	(95,728)	43.48
Repurchased for cancellation [a]	(773,500)	24.96
Exercised [b]	(459,287)	26.03
Balance as at January 31, 2020	3,790,104	42.32
Granted	1,658,100	26.89
Forfeited/Cancelled	(226,850)	44.42
Exercised [c]	(718,232)	31.38
Balance as at January 31, 2021	4,503,122	$38.28
[a]	Concurrent with the secondary offering (Note 18), the Company repurchased for cancellation 773,500 stock options of two executive officers for a purchase consideration of $28.0 million.
[b]	The weighted average stock price on these exercised stock options was $55.25.
[c]	The weighted average stock price on these exercised stock options was $70.66.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

19.	STOCK OPTION PLAN [CONTINUED]

The following table summarizes information about stock options outstanding and exercisable, as at January 31, 2021:

	Outstanding			Exercisable
Exercise price range	Number of options	Weighted- average exercise price	Weighted- average remaining life (years)	Number of options	Weighted- average exercise price
$16 to $20	700	$16.34	5.0	700	$16.34
$20 to $24	324,450	$20.37	5.4	324,450	$20.37
$24 to $28	1,710,050	$26.69	8.9	112,250	$27.10
$36 to $40	703,975	$39.45	6.4	475,750	$39.45
$40 to $44	59,975	$40.44	7.5	29,450	$40.54
$44 to $48	1,030,425	$46.16	8.4	219,678	$46.19
$60 to $64	623,847	$62.69	7.4	297,221	$62.69
$64 to $68	40,700	$64.15	8.9	9,875	$64.15
$68 to $72	9,000	69.50	9.6	—	—
Balance as at January 31, 2021	4,503,122	$38.28	7.9	1,469,374	$40.18

The following table summarizes information about stock options outstanding and exercisable, as at January 31, 2020:

	Outstanding			Exercisable
Exercise price range	Number of options	Weighted- average exercise price	Weighted- average remaining life (years)	Number of options	Weighted- average exercise price
$0 to $4	13,704	$1.06	1.4	13,704	$1.06
$16 to $20	5,950	18.30	6.1	2,200	16.34
$20 to $24	556,150	20.53	5.9	403,050	20.60
$24 to $28	308,800	27.15	5.3	290,325	27.16
$36 to $40	869,375	39.45	7.4	383,175	39.45
$40 to $44	95,575	40.51	8.3	32,225	40.65
$44 to $48	1,175,400	46.16	9.4	4,300	47.67
$60 to $64	713,750	62.69	8.4	177,839	62.69
$64 to $68	51,400	64.15	9.9	—	—
Balance as at January 31, 2020	3,790,104	$42.32	7.9	1,306,818	$33.68

Share based compensation expense of $14.2 million for the year ended January 31, 2021 ($13.0 million for the year ended January 31, 2020) has been recorded in general and administrative expenses in the consolidated statements of net income.

As at January 31, 2021, the total unrecognized compensation cost related to unvested share-based payments totalled $15.2 million ($17.3 million as at January 31, 2020).

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

20.	SEGMENTED INFORMATION

Details of segment information were as follows:

For the year ended January 31, 2021	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$5,532.8	$430.7	$(10.6)	$5,952.9
Cost of sales	4,049.1	442.1	(10.6)	4,480.6
Gross profit (loss)	1,483.7	(11.4)	—	1,472.3

Total operating expenses				1,006.7	[a]
Operating income				465.6

Financing costs				120.0
Financing income				(19.8)
Foreign exchange gain on long-term debt				(118.9)
Income before income taxes				484.3
Income tax expense				121.4

Net income				$362.9

[a]	Including an impairment charge of $177.1 million related to the Marine segment.

For the year ended January 31, 2020	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$5,494.6	$577.5	$(19.4)	$6,052.7
Cost of sales	4,107.8	510.3	(19.4)	4,598.7
Gross profit	1,386.8	67.2	—	1,454.0

Total operating expenses				849.7
Operating income				604.3

Financing costs				90.9
Financing income				(2.2)
Foreign exchange loss on long-term debt				9.9
Income before income taxes				505.7
Income tax expense				135.1

Net income				$370.6

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

20.	SEGMENTED INFORMATION [CONTINUED]

The following table provides geographic information on Company’s revenues, property, plant and equipment, intangible assets and right-of-use assets. The attribution of revenues was based on customer locations.

	Revenues		Property, plant and equipment, intangible assets and right-of-use assets
	Years ended		As at
	January 31, 2021	January 31, 2020	January 31, 2021	January 31, 2020
United States	$3,306.5	$3,321.2	$277.7	$370.2
Europe	987.2	1,080.7	89.1	84.3
Canada	923.4	951.8	645.4	670.8
Asia Pacific	463.3	389.7	110.4	178.9
Mexico	99.6	118.9	396.0	345.8
Austria	13.9	16.6	223.2	200.7
Other	159.0	173.8	1.8	1.5
	$5,952.9	$6,052.7	$1,743.6	$1,852.2

21.	EARNINGS PER SHARE

a)	Basic earnings per share

Details of basic earnings per share were as follows:

	Years ended
	January 31, 2021	January 31, 2020
Net income attributable to shareholders	$363.4	$371.4
Weighted average number of shares	87,519,856	92,760,943

Earnings per share - basic	$4.15	$4.00

b)	Diluted earnings per share

Details of diluted earnings per share were as follows:

	Years ended
	January 31, 2021	January 31, 2020
Net income attributable to shareholders	$363.4	$371.4

Weighted average number of shares	87,519,856	92,760,943
Dilutive effect of stock options	1,085,128	1,052,872
Weighted average number of diluted shares	88,604,984	93,813,815

Earnings per share - diluted	$4.10	$3.96

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on share value on the Toronto Stock Exchange for the period during which the options were outstanding.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

22.	REVENUES

Details of revenues were as follows:

	Years ended
	January 31, 2021	January 31, 2020
Powersports
Year-Round Products	$2,824.2	$2,791.7
Seasonal Products	1,825.0	1,901.4
Powersports PA&A and OEM Engines	882.8	799.8
Marine	420.9	559.8
Total	$5,952.9	$6,052.7

23.	COST OF SALES

Cost of sales comprise costs of inventories sold, production overheads unallocated to inventories, warranty and distribution costs, costs related to sales programs that involve a free product or service delivered to clients, write-down of inventories, reversal of write-down of inventories, depreciation of property, plant and equipment, intangible assets and right-of-use assets used to manufacture and distribute products.

During the year ended January 31, 2021, the Company recorded $3,975.6 million of inventories in cost of sales ($4,122.1 million for the year ended January 31, 2020).

24.	GOVERNMENT ASSISTANCE

The Company’s government assistance, including tax credits, was as follows:

	Years ended
	January 31, 2021	January 31, 2020
Recorded against research and development expense	$24.8	$23.1
Recorded against other elements of operating income	2.8	0.9
	$27.6	$24.0

Recorded against the cost of property, plant and equipment	$0.6	$1.1

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

25.	IMPAIRMENT CHARGE

During the three-month period ended April 30, 2020, the Company determined that some of its CGU were impaired due mainly to the estimated economic effects of the COVID-19 pandemic, which is expected to impact negatively the market conditions and decrease the sales and operating performance outlook. As at January 31, 2021, pursuant to the Company’s accounting policies, the Company evaluated the events and changes in circumstances since the test performed during the three-month period ended April 30, 2020 and concluded that no additional impairment was required. During the year ended January 31, 2021, the Company recorded an impairment charge of $30.5 million related to intangible assets of Alumacraft Boat Co. CGU, $33.3 million related to Triton Industries, Inc. CGU, and $60.7 million related to Telwater Pty Ltd CGU. The charges were determined by comparing the carrying amount of each CGU to its recoverable amount, which is the higher of the fair value less costs of disposal or the value in use. The recoverable amount for the impaired CGUs is based on a fair value less costs to sell (“FVLCS”) calculation using market-based measurement rather than an entity-specific measurement. The Company has determined that the discounted cash flow (“DCF”) technique provides the best assessment of what each impaired CGU could be exchanged for in an arm’s length transaction. Fair value is represented by the present value of expected future cash flows of the business together with the residual value of the business at the end of the forecast period. The DCF technique was applied on an enterprise-value basis, where the after-tax cash flows prior to interest expense are discounted using a weighted average cost of capital. This approach requires assumptions regarding revenue growth rates, sustainable results, level of working capital, capital expenditures, tax rates and discount rates. The assumptions used in the DCF are Level 3 inputs (as defined thereafter in Note 31). The estimated future cash flows are discounted to their present value using a pre-tax discount rate ranging from 12.6% to 14.6%. These discount rates were calculated by adding to the Company’s weighted average cost of capital the risk factor associated with the product line tested. Growth rates between 1.5% and 2.5% were used to calculate the terminal value.

The wind-down of the Evinrude outboard engines production resulted in an impairment charge of $52.6 million of which $30.5 million was allocated to property, plant and equipment and $22.1 million to intangible assets (see Note 26).

26.	EVINRUDE OUTBOARD ENGINE WIND-DOWN

On May 27, 2020, the Board of Directors of the Company announced it was realigning its marine business by focusing on the growth of its boat brands and the wind-down of the Evinrude outboard engines production. Its facility located in Sturtevant, WI will be repurposed for new projects. All Alumacraft operations were transferred to St Peter, MN and the plant in Arkadelphia, AR was permanently closed. The Company began winding down activities during the year ended January 31, 2021. During that period, the Company incurred net costs of $136.0 million.

Details of wind-down costs were as follows:

Sales programs (Note 14)	$31.9
Inventory write-down (Note 7)	20.4
Impairment charge (Note 25)	52.6
Restructuring costs (Note 27)	29.8
Realignment and exit costs	14.0
Wind-down costs	148.7

Gain on disposal of a property (Note 27)	(12.7)
Net wind-down costs	$136.0

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

26.	EVINRUDE OUTBOARD ENGINE WIND-DOWN [CONTINUED]

The Company expects that substantially all remaining costs related to the wind-down of production will be incurred during the year ending January 31, 2022.

27.	OTHER OPERATING EXPENSES (INCOME)

Details of other operating expenses (income) were as follows:

	Years ended
	January 31, 2021	January 31, 2020
Gain on litigation	$(4.0)	$(40.0)
Restructuring costs	37.3	2.4
Net (gain) loss on disposal of property, plant and equipment	(12.6)	1.2
Foreign exchange loss on working capital elements	0.6	15.0
Gain on forward exchange contracts	(0.7)	(6.1)
Other	3.7	(0.6)
Total	$24.3	$(28.1)

The Company was involved in multiple lawsuits with one of its competitors whereby each party was claiming damages for the alleged infringement of some of its patents. On November 2, 2020, the Company and the competitor reached a global settlement of their disputes under which the court cases that were still active between the parties in the United States and in Canada were dismissed. Following this settlement, the Company reversed, during the year ended January 31, 2021, $4.0 million of provisions recorded in previous fiscal years. During the year ended January 31, 2020, the Company reversed $40.5 million of provisions previously recorded following an opinion in favour of the Company rendered by the U.S. Court of Appeals for the Federal Circuit in one of the lawsuits.

During the year ended January 31, 2021, as a result of the decision to wind-down the production of Evinrude outboard engines, the Company announced the reduction of its global workforce by approximately 650 employees and incurred costs for terminating contracts (see Note 26). An amount of $29.8 million was recorded as restructuring costs related to this initiative. The Company expects to settle the remaining restructuring provision during the year ending January 31, 2022.

During the year ended January 31, 2021, as a response to COVID-19 pandemic, the Company announced cost reduction initiatives which included the reduction of its global workforce and other temporary layoffs. An amount of $7.5 million was recorded as restructuring costs related to this initiative.

During the year ended January 31, 2021, the Company recognized a $12.7 million gain related to the disposal of a property located in the United States.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

28.	FINANCING COSTS AND INCOME

Details of financing costs and financing income were as follows:

	Years ended
	January 31, 2021	January 31, 2020
Interest on long-term debt	$82.4	$62.9
Transaction costs on long-term debt	12.7	—
Interest and commitment fees on revolving credit facilities	6.2	6.6
Interest on lease liabilities	9.3	9.0
Net interest on employee future benefit liabilities (Note 17)	5.5	6.2
Other	3.9	6.2
Financing costs	120.0	90.9

Financing income	(19.8)	(2.2)
Total	$100.2	$88.7

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

29.	INCOME TAXES

a)	Income tax expense

Details of income tax expense were as follows:

	Years ended
	January 31, 2021	January 31, 2020

Current income tax expense
Related to current year	$152.0	$148.2
Related to prior years	(3.3)	(1.0)
	148.7	147.2
Deferred income tax recovery
Temporary differences	(11.2)	(13.4)
Effect of income tax rate changes on deferred income taxes	—	(0.6)
Increase (decrease) in valuation allowance	(16.1)	1.9
	(27.3)	(12.1)
Income tax expense	$121.4	$135.1

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense recorded was as follows:

	Years ended
	January 31, 2021		January 31, 2020

Income taxes calculated at statutory rates	$128.3	26.5%	$134.5	26.6%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	(5.5)		(5.7)
Effect of income tax rate changes on deferred income taxes	—		(0.6)
Increase (decrease) in valuation allowance	(16.1)		1.9
Recognition of income taxes on foreign currency translation	1.1		(0.6)
Permanent differences [a]	13.1		5.3
Adjustments in respect of prior years	0.9		—
Other	(0.4)		0.3
Income tax expense	$121.4		$135.1

[a] The permanent differences result mainly from the impairment charge on goodwill and the foreign exchange (gain) loss on the long-term debt denominated in U.S. dollars.

The income tax statutory rate is 26.5% for the year ended January 31, 2021 (26.6% for the year ended January 31, 2020). The income tax statutory rate is the Bombardier Recreational Products Inc. combined rate applicable in jurisdictions in which it operates.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

29.	INCOME TAXES [CONTINUED]

b)	Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income tax assets (liabilities) were as follows, as at:

	January 31, 2021	January 31, 2020

Related to current assets and liabilities
Inventories	$40.6	$39.9
Investment tax credits receivable	(2.2)	(2.2)
Trade payables and accruals	12.1	12.0
Provisions	66.0	91.8
Other financial liabilities	8.4	17.0
Lease liabilities	8.6	8.1
Deferred revenues	17.7	17.1
Other	(5.4)	4.0
	145.8	187.7
Related to non-current assets and liabilities
Property, plant and equipment	(52.3)	(46.2)
Intangible assets	(61.2)	(72.0)
Right-of-use assets	(56.8)	(56.1)
Provisions	19.0	22.6
Long-term debt	(14.7)	4.6
Lease liabilities	54.9	54.7
Deferred revenues	26.7	32.0
Employee future benefit liabilities	58.4	62.0
Other non-current liabilities	3.5	2.2
Other	3.6	4.2
	(18.9)	8.0
Related to non-capital losses carried forward	71.0	1.3
Related to capital losses carried forward	33.6	29.7
	231.5	226.7
Unrecognized tax benefits	(20.8)	(34.4)
Total	$210.7	$192.3

As at January 31, 2021, the Company had non-capital losses and capital losses available to reduce future taxable income.

As at January 31, 2021, non-capital losses amounted to $280.2 million ($4.5 million as at January 31, 2020), of which $268.8 million ($0.9 million as at January 31, 2020) is available to reduce future federal taxable income in the United States and $11.4 million ($3.6 million as at January 31, 2020) is available to reduce future taxable income in other tax jurisdictions.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

29.	INCOME TAXES [CONTINUED]

b)	Deferred income taxes [continued]

As at January 31, 2021, the balance of deductible capital losses amounted to $126.7 million ($111.9 million as at January 31, 2020) and are available to offset future taxable capital gains in Canada for an unlimited period of time.

As at January 31, 2021, the Company has $32.5 million in investment tax credits receivable, of which $24.1 million is refundable and $8.4 million is available to reduce income taxes in future periods (respectively $22.6 million, $19.4 million and $3.2 million as at January 31, 2020). The $8.4 million ($3.2 million as at January 31, 2020) is available to reduce future income taxes in the United States.

As at January 31, 2021 and 2020, deferred income taxes assets have been entirely recognized except for certain elements, consisting mainly of deductible capital losses carried forward, as the Canadian and Quebec taxation laws required those losses to be offset with available capital gains in order to be deductible.

In addition, deferred income taxes have not been provided for the undistributed earnings of foreign subsidiaries since either income taxes would not be applicable upon distribution of earnings or the Company determined that such earnings will be indefinitely reinvested. However, distribution in the form of dividends or otherwise from countries where earnings are indefinitely reinvested may be subject to income taxes.

30.	RELATED PARTY TRANSACTIONS

The Company had related party transactions during the years ended January 31, 2021 and 2020. The most significant ones are described below and were made on an arm’s length basis, unless otherwise indicated.

a)	Transactions with key management personnel

Key management personnel of the Company, defined as employees with authority and responsibility for planning, directing and controlling the activities of the Company, are considered related parties to the Company. The key management personnel of the Company are its directors and the executive officers.

The Company incurred the following benefit expenses in relation with key management personnel:

	Years ended
	January 31, 2021	January 31, 2020
Current remuneration	$20.1	$17.6
Post-employment benefits	1.3	1.3
Termination benefits	0.5	—
Stock-based compensation expense	8.4	7.3
Total	$30.3	$26.2

In addition, during the year ended January 31, 2020, concurrent with the secondary offering (Note 18), the Company repurchased for cancellation 773,500 stock options of two executive officers for a purchase consideration of $28.0 million. The transaction was recorded in the consolidated statements of changes in equity.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

30.	RELATED PARTY TRANSACTIONS [CONTINUED]

b)	Due to Bombardier Inc., a company related to Beaudier group

Pursuant to the purchase agreement entered into in 2003 in connection with the acquisition of the recreational product business of Bombardier Inc., the Company is committed to reimburse to Bombardier Inc. income taxes amounting to $22.2 million as at January 31, 2021 ($22.3 million as at January 31, 2020). The payments will begin when Bombardier Inc. starts making income tax payments in Canada and/or in the United States.

c)	Secondary offering

During the year ended January 31, 2021, Bain Capital completed a secondary offering for a total of 2,000,000 subordinate voting shares of the Company through an underwriter and the Company incurred approximately $0.6 million of fees and expenses related to this secondary offering (see Note 18).

During the year ended January 31, 2020, Beaudier Group, Bain Capital and one director completed a secondary offering for a total of 5,000,000 subordinate voting shares of the Company through a syndicate of underwriters and the Company incurred approximately $0.9 million of fees and expenses related to this secondary offering (see Note 18).

31.	FINANCIAL INSTRUMENTS

a)	Fair value

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Company’s financial instruments take into account the credit risk embedded in the instrument. For financial assets, the credit risk of the counterparty is considered whereas for financial liabilities, the Company’s credit risk is considered.

In order to determine the fair value of its financial instruments, the Company uses, when active markets exist, quoted prices from these markets (“Level 1” fair value). When public quotations are not available in the market, fair values are determined using valuation techniques. When inputs used in the valuation techniques are only inputs directly and indirectly observable in the marketplace, fair value is presented as “Level 2” fair value. If fair value is assessed using inputs that require considerable judgment from the Company in interpreting market data and developing estimates, fair value is presented as “Level 3” fair value. For Level 3 fair value, the use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

31.	FINANCIAL INSTRUMENTS [CONTINUED]

a)	Fair value [continued]

The fair value, fair value level and valuations techniques and inputs of restricted investments, derivative financial instruments and long-term debt were as follows:

		As at		As at
		January 31, 2021		January 31, 2020
	Fair value level	Carrying amount	Fair value	Carrying amount	Fair value	Valuation techniques and inputs
Restricted investments (Note 6)	Level 2	$15.7	$15.7	$14.6	$14.6	Discounted cash flows at a discount rate that reflects the current market rate for this type of investments at the end of the reporting period
Non-controlling interest liability (Note 15)	Level 3	$(21.0)	$(21.0)	$(19.0)	$(19.0)	Discounted cash flows. Future cash flows are estimated based on Telwater performance and a predetermined purchase price formula, discounted at a rate that reflects the credit risk of the Company
Derivative financial instruments Forward exchange contracts Favourable (Unfavourable)	Level 2 Level 2	$19.9 (7.2)	$19.9 (7.2)	$8.7 (3.5)	$8.7 (3.5)

Discounted cash flows. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of the Company

Interest rate cap	Level 2	6.0	6.0	0.2	0.2	Discounted cash flows. Future cash flows, which correspond to series of caplets, are estimated using the Black-Scholes valuation model and discounted at a rate that reflects credit market conditions
Inflation rate swap	Level 2	(1.4)	(1.4)	(1.7)	(1.7)

Discounted cash flows. Future cash flows are estimated based on forward inflation rates (from observable yield curves at the end of the reporting period) and contract inflation rates, discounted at a rate that reflects the credit risk of the Company

Total derivative financial instruments	Level 2	$17.3	$17.3	$3.5	$3.5
Term Facility (Note 16)	Level 1	$(2,276.3)	$(2,312.7)	$(1,606.7)	$(1,615.3)	Quoted bid prices in an active market
Term Loans (Note 16)	Level 2	(133.4)	(142.4)	(38.7)	(41.7)	Discounted cash flows. Cash flows used for valuation are those contractually due and are discounted at a rate that reflects the credit risk of the Company

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

31.	FINANCIAL INSTRUMENTS [CONTINUED]

a)	Fair value [continued]

For cash and cash equivalents, trade and other receivables, Revolving Credit Facilities, trade payables and accruals, dealer holdback programs and customer deposits, the carrying amounts reported on the consolidated statements of financial position or in the notes approximate the fair values of these items due to their short-term nature.

During the years ended January 31, 2021 and 2020, no changes in fair value level classifications occurred.

b)	Foreign exchange risk

The foreign exchange risk associated with financial instruments is defined by the risk that the future cash flows of a recorded financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange risk associated with financial instruments arises from financial instruments denominated in a currency other than the functional currency of the Company.

The Company’s significant foreign exchange risk exposure associated with financial instruments are with Credit Facilities, trade and other receivables, trade payables and accruals, lease liabilities and derivative financial instruments.

The table below presents the impact on consolidated net income and consolidated other comprehensive income of a variation of foreign exchange rates on financial instruments subject to foreign exchange risks as at January 31, 2021 and 2020:

	As at January 31, 2021				As at January 31, 2020
Increase (Decrease)	Percentage of Variation [a]	Impact on Net income		Impact on Other comprehensive income	Percentage of Variation [a]	Impact on Net income		Impact on Other comprehensive income
USD / CAD	5%	$(116.6	) [b]	$(31.8)	5%	$(82.6	) [b]	$—
Euro / CAD	5%	$(0.6)		$—	5%	$(6.4)		$—
Other	8%	$(9.8)		$26.3	3%	$5.8		$(6.3)

[a]	Based on variations that might exist at the closing dates.

[b]	Mainly from the long-term debt denominated in U.S. dollars.

The Company uses foreign exchange contracts to manage its foreign currency risks mainly on trade payables and certain other financial liabilities denominated in U.S. dollars and the Company uses short-term foreign exchange contracts to manage its daily cash position.

For currencies over which the Company cannot achieve an offset through its recurring business transactions, mainly the U.S. dollar, the Australian dollar, the Swedish krona, the Norwegian krone and the British pound, the Company uses foreign exchange contracts according to the Company’s hedging strategy. Management periodically reviews the relevant hedging position and may hedge at any level within the authorized parameters of the policy, up to the maximum percentage allowed.

As at January 31, 2021, the maximum length of time over which the Company is hedging its exposure to variability in future cash flow from anticipated sales is 12 months. All foreign exchange contracts used to hedge highly probable anticipated sales are recorded under the cash flow hedge model. The Company does not trade in derivative financial instruments for speculative purposes.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

31.	FINANCIAL INSTRUMENTS [CONTINUED]

b)	Foreign exchange risk [continued]

The following tables set out the notional amounts outstanding under hedging foreign exchange contracts, the carrying amount, the average contractual exchange rates and the settlement periods of these contracts:

	As at January 31, 2021
							Carrying amount
	Sell currency	Buy currency	Average rate	Notional amount		Canadian equivalent notional amount [a]	Other financial assets	Other financial liabilities
Less than 1 year
	AUD	CAD	0.9584	AUD	87.3	$85.4	$—	$1.9
	GBP	Euro	1.1171	GBP	19.8	34.8	—	0.3
	NOK	Euro	0.0943	NOK	541.8	81.0	—	1.4
	SEK	Euro	0.0969	SEK	879.1	134.8	—	2.4
	USD	CAD	1.3153	USD	502.2	641.7	19.8	0.9
[a] Exchange rates as at January 31, 2021 were used to translate notional amounts denominated in foreign currencies into Canadian dollars.

	As at January 31, 2020
							Carrying amount
	Sell currency	Buy currency	Average rate	Notional amount		Canadian equivalent notional amount [a]	Other financial assets	Other financial liabilities
Less than 1 year
	AUD	CAD	0.9061	AUD	76.4	$67.7	$1.2	$—
	GBP	Euro	1.1401	GBP	24.2	42.2	—	1.5
	NOK	Euro	0.0998	NOK	425.7	61.2	1.8	—
	SEK	Euro	0.0950	SEK	839.4	115.2	2.0	—

[a]	Exchange rates as at January 31, 2020 were used to translate notional amounts denominated in foreign currencies into Canadian dollars.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

31.	FINANCIAL INSTRUMENTS [CONTINUED]

b)	Foreign exchange risk [continued]

The following tables set out the notional amounts outstanding under foreign exchange contracts, the average contractual exchange rates and the settlement periods of these contracts:

	As at January 31, 2021
	Sell currency	Buy currency	Average rate	Notional amount		Canadian equivalent notional amount [a]
Less than 1 year
	AUD	CAD	0.9596	AUD	92.6	$90.7
	BRL	USD	0.1819	BRL	51.1	12.0
	CAD	AUD	0.9780	AUD	6.0	5.9
	CAD	Euro	1.5535	Euro	9.6	14.9
	CAD	JPY	0.0122	JPY	43.0	0.5
	CAD	MXN	0.0631	MXN	30.0	1.9
	CAD	USD	1.2775	USD	161.1	205.8
	Euro	CAD	1.5471	Euro	28.2	43.8
	Euro	CHF	1.0774	CHF	0.5	0.7
	Euro	NOK	0.0965	NOK	53.8	8.0
	Euro	SEK	0.0990	SEK	62.6	9.6
	GBP	Euro	1.1171	GBP	19.8	34.8
	JPY	CAD	0.0122	JPY	96.0	1.2
	NOK	Euro	0.0943	NOK	561.1	83.9
	SEK	Euro	0.0971	SEK	982.2	150.6
	USD	CAD	1.3143	USD	516.8	660.3

[a]	Exchange rates as at January 31, 2021 were used to translate notional amounts denominated in foreign currencies into Canadian dollars.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

31.	FINANCIAL INSTRUMENTS [CONTINUED]

b)	Foreign exchange risk [continued]

	As at January 31, 2020
	Sell currency	Buy currency	Average rate	Notional amount		Canadian equivalent notional amount [a]
Less than 1 year
	AUD	CAD	0.9051	AUD	80.8	$71.6
	CAD	Euro	1.4638	Euro	27.2	39.9
	CAD	JPY	0.0122	JPY	50.0	0.6
	CAD	MXN	0.0702	MXN	86.9	6.1
	CAD	USD	1.3138	USD	333.6	441.0
	Euro	CAD	1.4630	Euro	115.9	169.8
	Euro	NOK	0.0993	NOK	45.0	6.5
	Euro	SEK	0.0943	SEK	101.9	14.0
	Euro	USD	0.9055	USD	2.9	3.8
	GBP	Euro	1.1414	GBP	24.9	43.4
	JPY	CAD	0.0121	JPY	287.4	3.5
	NOK	Euro	0.0999	NOK	509.4	73.2
	SEK	Euro	0.0949	SEK	1,118.5	153.5
	USD	CAD	1.3180	USD	148.1	195.8

[a]	Exchange rates as at January 31, 2020 were used to translate notional amounts denominated in foreign currencies into Canadian dollars.

c)	Liquidity risk

Liquidity risk is defined as the Company’s exposure to the risk of not being able to meet its financial obligations. The Company manages its liquidity risk by continuously monitoring its operating cash requirements and by the use of its funding sources to ensure its financial flexibility and mitigate its liquidity risk (see Note 32).

The following table summarizes the contractual maturities of the Company’s financial liabilities as at January 31, 2021:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,296.5	$—	$—	$—	$1,296.5
Long-term debt (including interest)	105.9	219.8	304.6	2,316.0	2,946.3
Lease liabilities (including interest)	41.6	73.6	56.0	110.6	281.8
Derivative financial instruments	7.2	1.4	—	—	8.6
Other financial liabilities	341.4	4.9	3.8	24.3	374.4
Total	$1,792.6	$299.7	$364.4	$2,450.9	$4,907.6

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

31.	FINANCIAL INSTRUMENTS [CONTINUED]

d)	Interest risk

The Company is exposed to the variation of interest rates on financial instruments mainly on its Credit Facilities. As at January 31, 2021, an increase of a 0.25 percentage base point would have resulted in a negative $4.1 million impact on consolidated net income and consolidated comprehensive income for the year ended January 31, 2021 while a decrease of a 0.25 percentage base point would have resulted in a positive $2.1 million impact on consolidated net income and consolidated comprehensive income for the year ended January 31, 2021. As at January 31, 2020, an increase or decrease of a 0.25 percentage base point would have resulted in a $4.3 million impact on consolidated net income and consolidated comprehensive income for the year ended January 31, 2020. Percentages of variations of interest rates above are based on changes that might exist at the consolidated statement of financial position dates and have been applied on the Company’s financial instruments subject to interest rate changes. To limit its exposure to interest rate increase, the Company entered into interest rate cap contracts.

e)	Credit risk

The Company could be exposed, in the normal course of business, to the potential inability of dealers, distributors and other business partners to meet their contractual obligations on financial assets and on amounts guaranteed under dealer and distributor financing agreements.

The Company considers that its credit risk associated with its trade receivables and its limited responsibilities under dealer and distributor financing agreements does not represent a significant concentration of risk and loss due to the large number of dealers, distributors and other business partners and their dispersion across many geographic areas. Moreover, the Company mitigates such risk by doing business through its own distribution channels and by monitoring independent dealers’ and distributor credit.

The following table provides further details on receivables for which the Company considers to be exposed to credit risk as at January 31, 2021 and 2020:

	January 31, 2021	January 31, 2020
Trade and other receivables	$311.5	$399.1
Sales tax and other government receivables	(56.4)	(65.6)
Total exposed to credit risk	$255.1	$333.5

Not past due	$246.3	$319.8
Past due
Under 60 days	7.8	10.3
From 60 to 90 days	1.5	2.2
Over 90 days	3.7	4.7
Allowance for doubtful accounts	(4.2)	(3.5)
Total exposed to credit risk	$255.1	$333.5

The counterparties to the derivative financial instruments and restricted investments are all investment grade financial institutions, which the Company anticipates will satisfy their obligations under these contracts. Over the past years, the Company has not incurred significant losses related to credit risk on its financial assets.

As described in Note 33 a), the Company has provided financial guarantees to third party financing companies in case of dealers’ inability to meet their obligations under their financing agreements with the financing companies.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

32.	CAPITAL MANAGEMENT

The Company’s primary uses of capital are for capital investments and working capital. Based on the current level of operations, management believes that cash on hand, cash flows from operations and available borrowings under the Credit Facilities will enable the Company to meet its working capital, capital expenditure, debt service and other funding requirements.

The Company’s capital is composed of long-term debt and shareholders’ equity. The Company’s aim is to maintain a level of capital that is adequate to meet several objectives, including an acceptable Leverage ratio in order to provide access to adequate funding sources to support current operations, pursue its internal growth strategy and maintain capital flexibility. The Company may repurchase subordinate voting shares for cancellation pursuant to a NCIB or SIB, issue capital stock, or vary the amount of dividends paid to shareholders.

The Company’s objective is to maintain a Leverage ratio of 3.5 or less, which was continuously achieved during the years ended January 31, 2021 and 2020.

33.	COMMITMENTS AND CONTINGENCIES

In addition to the commitments and contingencies described elsewhere in these consolidated financial statements, the Company is subject to the following (all amounts presented are undiscounted):

a)	Dealer and distributor financing arrangements

The Company, most of its independent dealers and some of its independent distributors are parties to agreements with third-party financing service providers. These agreements provide financing to facilitate the purchase of the Company’s products and improve the Company’s working capital by allowing an earlier collection of accounts receivable from dealers and distributors.

The outstanding financing between the Company’s independent dealers and distributors and third-party finance companies amounted to $985.0 million and $2,281.7 million as at January 31, 2021 and 2020, respectively. The breakdown of outstanding amounts by country and local currency between the Company’s independent dealers and distributors with third-party finance companies were as follows:

	Currency	January 31, 2021	January 31, 2020
Total outstanding as at	CAD	$985.0	$2,281.7
United States	USD	$528.6	$1,264.0
Canada	CAD	$192.5	$458.3
Europe	Euro	€ 30.7	€ 46.7
Australia and New Zealand	AUD	$70.4	$93.7
Latin America	USD	$0.6	$0.6

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

33.	COMMITMENTS AND CONTINGENCIES [CONTINUED]

a)	Dealer and distributor financing arrangements [continued]

Under the dealer and distributor financing agreements, in the event of default, the Company may be required to purchase, from the finance companies, new and unused products at the total unpaid principal balance of the dealer or distributor to the finance companies. In North America, the obligation is generally limited to the greater of U.S. $25.0 million ($31.9 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreements, whereas in Europe, the obligation is generally limited to the greater of U.S. $10.0 million ($12.8 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreements. In Australia and New Zealand, the obligation to repossess new and unused products is limited to the greater of AU $5.0 million ($4.9 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreements. For boat products, in North America, the repurchase obligation decreases according to the age of the inventory and there is no obligation to repurchase for boat products older than 900 days while, in Australia, the obligation to purchase repossessed new and unused boat products is limited to AU $2.5 million ($2.4 million).

The maximum amount subject to the Company’s obligation to purchase new and unused products from the finance companies was $175.2 million as at January 31, 2021 ($155.8 million in North America, $12.8 million in Europe and $6.6 million in Australia and New Zealand) and $238.0 million as at January 31, 2020 ($217.3 million in North America, $13.2 million in Europe and $7.5 million in Australia and New Zealand).

For the year ended January 31, 2021, the Company has recorded a loss related to repossessed units amounting to $0.9 million (loss of $0.4 million for the year ended January 31, 2020).

b)	Guarantees under various agreements

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties and which are customary in the industry, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements, and service agreements. These indemnification agreements may require the Company to compensate counterparties for losses they incurred as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered as a consequence of the transaction.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulties in assessing the amount of liability that stems from the unpredictability of future events and the unlimited coverage offered to counterparties. Historically, the Company has not made any significant payments under such or similar indemnification agreements.

The Company shall indemnify directors and officers of the Company for various losses including, but not limited to, all costs to settle suits or actions due to association with the Company, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions. The term of the indemnification is not explicitly defined, but is limited to acts taking place during the period over which the indemnified party served as a trustee, director or officer of the Company. The maximum amount of any potential future payment cannot be reasonably estimated.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2021 and 2020

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

33.	COMMITMENTS AND CONTINGENCIES [CONTINUED]

c)	Litigation

The Company intends to vigorously defend its position in litigation matters to which it is a party. Management believes the Company has recorded adequate provisions to cover potential losses in relation to pending legal actions. Additionally, the Company has a general liability insurance coverage for claims relating to injuries or damages incurred with the Company’s products. This insurance coverage limits the potential losses associated with legal claims related to product usage.

While the final outcome with respect to actions pending as at January 31, 2021 cannot be predicted with certainty, it is the management’s opinion that their resolution will not have material effects on the Company’s future results of operations or cash flows.

34.	SUBSEQUENT EVENTS

On February 16, 2021, the Company increased the amount outstanding under its Term Loan B-1 by U.S. $300.0 million to U.S. $1,507.6 million. This incremental of U.S. $300.0 million has the same terms and conditions as the original Term Loan B-1, bearing interest at a rate of 200 basis points over LIBOR with a LIBOR floor of 0.00% and maturing in May 2027. On the same date, the Company fully repaid the outstanding U.S. $597.0 million Term Loan B-2.